MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2016 and 2015

Dated March 9, 2017

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Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the years ended December 31, 2016 and 2015. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016 and 2015 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The information provided herein supplements, but does not form part of, the consolidated financial statements and includes financial and operational information from the Company’s wholly owned subsidiaries. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three months ended December 31, 2016 and 2015 (“Q4 2016” and “Q4 2015”, respectively), the twelve months ended December 31, 2016 and 2015 (“2016” and “2015”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at March 9, 2017.

BUSINESS OVERVIEW

Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the Escobal mine, a silver mining operation located in southeastern Guatemala, the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and as a result of the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016, the Bell Creek mine and mill and the Timmins West mine (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, the development of the Whitney Project and the ongoing exploration programs in Peru and Canada.

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs.

Financial and operational information provided in this MD&A excludes the results of the Timmins mines prior to April 1, 2016, the date of acquisition of Lake Shore Gold and the results from the La Arena and Shahuindo mines prior to April 1, 2015, the date of acquisition of Rio Alto Mining Limited (“Rio Alto”).

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2016 HIGHLIGHTS

2016 ANNUAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION(1)

•	Record silver production totaling 21.3 million ounces surpassing 2016 Guidance of 18 to 21 million ounces.
•	Record gold production totaling 385.1 thousand ounces(2) in line with 2016 Guidance of 370 to 430 thousand ounces.
•	Record net cash flow provided by operating activities of $249.5 million, and a record $0.86 per share.
•	Record cash flow provided by operating activities before changes in working capital of $385.9 million, and a record $1.33 per share.
•

Record earnings of $117.9 million or $0.41 per share (basic and diluted), negatively impacted by a change in enacted tax rates in Peru (non-recurring non-cash deferred tax expense of $19.3 million), a non-recurring non- cash loss on redemption of convertible debentures of $32.4 million and non-recurring transaction costs incurred as a result of the acquisition of Lake Shore Gold of $11.1 million.

•	Adjusted earnings(4) of $180.4 million or $0.62 adjusted earnings per share(4) (basic and diluted).
•	Total dividends of $69.4 million paid to shareholders.
•	The Company announced positive 2016 drill results which demonstrate the potential to increase resources near all operations in Guatemala, Peru and Canada.

Q4 2016 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION(1)

•	Record gold production of 119.9 thousand ounces.(2) Silver production totaling 4.8 million ounces.
•	Record net cash flow provided by operating activities of $107.0 million, and a record $0.34 per share.
•	Cash flow provided by operating activities before changes in working capital of $74.7 million or $0.24 per share.
•

Earnings of $0.3 million or $0.00 per share (basic and diluted), primarily as a result of the impact of a declining metals price environment on revenue of $45.3 million and a change in enacted tax rates in Peru (non-recurring non-cash deferred tax expense of $19.3 million).

•	Adjusted earnings(4) of $18.4 million or $0.06 adjusted earnings per share(4) (basic and diluted).
•	Total dividends of $18.7 million paid to shareholders.
•	The Company announced the implementation of a dividend reinvestment plan effective October 2016.
•	The Company entered into an Impact and Benefits Agreement with five First Nations in respect of the Bell Creek mine, effective Q4 2016.

ADDITIONAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

	Q4 2016		2016	(1)
Revenues(3)	$189,398		$784,503
Earnings from operations	$31,466		$242,268
Cash and cash equivalents	$163,368		$163,368
Cost of sales per silver/gold ounce sold(3)(4)	$11.75/900		$10.55/816
Costs per silver ounce produced(4)(5)
Total cash costs net of by-product credits	$6.48		$5.84
All-in sustaining costs net of by-product credits	$9.76		$8.06
Costs per gold ounce produced(4)(5)
Total cash costs net of by-product credits	$594		$620
All-in sustaining costs net of by-product credits	$945	$	$ 943

(1)	Consolidated information includes operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)

Commercial production at Shahuindo was declared on May 1, 2016. The 385.1 thousand gold ounces produced for 2016 include 48.5 thousand gold ounces produced in doré at Shahuindo. These ounces include pre-commercial production ounces produced (13.4 thousand gold ounces in doré produced in the period of January through April 2016, respectively).

(3)

Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and have been credited against construction capital through April 30, 2016. Consolidated revenues include eight months of sales from Shahuindo operations.

(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)

The calculation of total cash costs and all-in sustaining costs net of by-product credits per gold ounce produced exclude pre- commercial production costs incurred and ounces produced at the Shahuindo mine.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

BUSINESS COMBINATION WITH LAKE SHORE GOLD

Terms of the business combination

On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”).

The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Lake Shore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).

In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. The Company authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares. See also “Convertible debentures” section below.

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the TSX of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665, and is comprised of the following:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)

The fair value of the options was determined using the Black-Scholes option pricing model. Where applicable, the inputs and ranges used in the measurement of the fair value (CAD) of the options were as follows:

Share price (CAD) at April 1, 2016	$12.75
Exercise price (CAD)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54%-0.62%
Fair value (CAD)	$0.01-9.65
April 1, 2016 CAD to USD exchange rate	$0.77
Fair value (USD)	$0.01-7.40

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. The allocation of the purchase price has been finalized. Management determined the fair values of identifiable assets and liabilities, measured the associated deferred income tax assets and liabilities, and determined the value of goodwill.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The final allocation of the purchase price is as follows:

April 1, 2016
Cash and cash equivalents	$70,187
Trade and other receivables	4,930
Inventories	13,774
Other current and non-current assets	3,876
Property, plant and equipment	174,747
Mineral interests and exploration potential	615,939
Goodwill(1)	54,617

Accounts payable, accrued liabilities and other(2)	(45,246)
Lease obligation	(16,589)
Reclamation provision	(3,721)
Convertible debentures	(105,693)
Deferred tax liability	(81,715)
Total net assets acquired	$685,106

(1)

Goodwill of $54.6 million was recognized due to the deferred tax liability generated on the business combination and the consideration. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(2)

Accounts payable, accrued liabilities and other includes a liability of $2.1 million relating to Performance Share Units (“PSUs”) which were outstanding and not converted prior to the acquisition on April 1, 2016. The PSUs were converted into 211,442 commons shares of the Company during 2016.

(3)

As a result of the finalization of the purchase price allocation, the fair value attributed to goodwill and the reclamation provision decreased by $75.3 million and $1.9 million respectively, while mineral interest and exploration potential and the deferred income tax liabilities increased by $102.9 million and $29.5 million, respectively, since June 30, 2016. These adjustments did not have a material impact on the Company’s earnings for the year.

Lake Shore Gold’s principal mining properties are its 100% owned Timmins mines located in northeastern Ontario, Canada.

The revenues and loss of Lake Shore Gold included in the consolidated financial statements are $137.1 million and $23.3 million, respectively for the period since acquisition. The loss includes the impact of the $32.3 million non-cash loss recognized on the redemption of the convertible debentures. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for 2016 are $11.1 million. Included in these transaction costs are 455,019 common shares of the Company issued with a value of $5.3 million.

Had the acquisition occurred on January 1, 2016, the total pro-forma consolidated revenues and consolidated earnings of the Company for 2016 would have been $831.9 million and $92.3 million, respectively.

The acquisition supports the Company’s growth strategy by adding high-quality assets which will increase the sustainable production level, contribute to cash flow and diversify the Company’s operations.

Convertible debentures

Lake Shore Gold had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase for Tahoe Shares all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. The Company elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued was determined by dividing the aggregate principal amount of the outstanding Debentures redeemed by 95% of the volume weighted average trading price of Tahoe Shares on the TSX for the 20 trading days ended on and including May 9, 2016.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Debentureholders maintained the right to convert the Debentures at any time prior to May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to the debentureholders. The Debentures remaining outstanding after the voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the Debentures were delisted from trading on the TSX at the close of business that day. As a result of the redemption of the remaining debentures during 2016, the Company recognized a non-cash loss of $32.3 million reflecting the appreciation of Tahoe’s share price between the closing price on April 1, 2016 and completion of the redemption on May 16, 2016. See the “Selected Consolidated Financial Results – Review of Consolidated Financial Results –2016 vs. 2015 – Other expense – Loss on debenture” section of this MD&A.

Further information about the Arrangement and Lake Shore Gold can be found in the Management Information Circulars dated March 9, 2016 sent to shareholders of each of the Company and Lake Shore Gold in advance of their shareholder meetings, in the Arrangement Agreement, in the Company’s news release dated April 1, 2016, in the Company’s business acquisition report dated April 29, 2016, and in the Company’s news release dated May 17, 2016, copies of which have been filed under the Company’s or Lake Shore Gold’s profile on SEDAR at www.sedar.com.

LA RAMADA SALE LEASEBACK AND CURRENCY SWAP

On August 3, 2016, the Company terminated the currency swap associated with the La Ramada sale-leaseback in Peru for $1.9 million. On August 5, 2016, the Company terminated the lease for $11.0 million, including $0.2 million in termination fees and on the same date, the Company repurchased the La Ramada substation under the terms of the lease agreement. During Q4 2016, the Company recorded an expense of $3.2 million ($0.01 per share) related to the sales tax receivable on this agreement.

UPDATE ON LEGAL DECISION RELATING TO HEARING OF A 2013 ENVIRONMENTAL OPPOSITION

On November 26, 2015, Guatemala’s Constitutional Court (the “Court”) upheld a lower court’s decision against Guatemala’s Ministry of Energy and Mines (“MEM”) and instructed MEM to hear an opposition that MEM had considered and rejected (without a hearing) in advance of issuing Escobal’s exploitation license in 2013. The validity of the license was not a question before the Court. In March 2016, an individual, represented by a local anti-mining non-government organization requested the Court clarify its ruling and issue an explicit statement invalidating the Escobal license. In May 2016, the Court rejected that request. In September 2016, the Court of Appeal rejected an identical request to suspend the license.

In June 2016, MEM began the process of hearing the opposition pursuant to the Constitutional Court’s order. The opposition added dated claims of prospective environmental harm (no such harm has materialized) and inadequate consultation. All involved parties have filed briefs in the matter, the hearing of which has been indefinitely postponed on two occasions. Based on the legal posture of the case, the lack of environmental damage after three years of operations and the extensive consultation process that Minera San Rafael, S.A. (“MSR”) followed prior to issuance of the license, the Company expects a favorable ruling.

CHANGE IN MANAGEMENT

On August 9, 2016, the Company announced the following management changes, effective August 16, 2016:

•	Ron Clayton became President and Chief Executive Officer and was appointed to the Company’s Board of Directors. Kevin McArthur resumed his duties as Executive Chair and continues as a Director;
•	Elizabeth McGregor became Vice President and Chief Financial Officer and Mark Sadler moved to the position of Vice President, Project Development;
•	Tom Fudge became Vice President, Operations and David Howe became Vice President Guatemala Operations and Managing Director, MSR;
•	Phil Dalke became Vice President, Peru Operations and Managing Director, Rio Alto SAC; and
•	Peter van Alphen became Vice President and Managing Director, Timmins Operations.

For additional details, see the Company’s press release dated August 9, 2016 which is available on the Company’s website and on SEDAR at www.sedar.com.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

DIVIDEND REINVESTMENT PLAN

On August 11, 2016, the Company announced the introduction of a dividend reinvestment plan (the “DRIP”). The DRIP provides eligible holders of Tahoe common shares an opportunity to purchase additional common shares of the Company without paying commissions or other service charges by reinvesting their cash dividends. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the Average Market Price (as defined in the DRIP). The DRIP is available for enrollment and became effective for the dividend declared in October 2016.

Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Participation in the DRIP is open to all registered and beneficial shareholders in Canada, the United States and those other jurisdictions where participation in the DRIP is not prohibited or restricted by applicable law. Dividends are paid only when declared by Tahoe’s Board of Directors and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions, or direct that common shares be purchased through market acquisitions at the prevailing market price, in which case no discount would apply.

For additional details, see the Company’s press release dated August 11, 2016 which is available on the Company’s website and on SEDAR at www.sedar.com.

LA CUCHILLA

On November 22, 2016, the Company announced that a previously reported protest involving approximately 25 people outside the Escobal mine in Guatemala had reached a voluntary end. The protest related to the Company’s La Cuchilla home purchase program (the “Program”), which was introduced as a humanitarian act to support the La Cuchilla community as well as the local government. The end of the protest follows discussions between officials of MSR, the Company’s subsidiary in Guatemala, and the protesters, with the resulting resolution involving no material changes to the terms of the Program. The Company continues to offer assistance to the La Cuchilla community through the Program.

For additional details, see the Company’s press release dated November 22, 2016 which is available on the Company’s website and on SEDAR at www.sedar.com.

RECENT DEVELOPMENTS

APPOINTMENT TO BOARD OF DIRECTORS

On January 3, 2017, the Company announced the appointment of Chuck Jeannes to the Board of Directors, effective January 1, 2017.

For additional details, refer to the press release dated January 3, 2017 available on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresources.com.

GARCIA ET AL. V. TAHOE

On June 18, 2014, an action was commenced against the Company in the Supreme Court of British Columbia. The lawsuit was filed by seven Guatemalan plaintiffs who alleged that Tahoe was directly or vicariously liable for battery and/or negligence regarding an incident that occurred at the Escobal Mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. On November 13, 2015, the Supreme Court of British Columbia issued a ruling declining jurisdiction over the claims brought by the plaintiffs on the grounds that Guatemala was the more appropriate forum to adjudicate plaintiffs’ claims. The plaintiffs appealed this ruling to the Court of Appeal of British Columbia, and on January 26, 2017, the Court of Appeal reversed the Supreme Court’s decision on the grounds that British Columbia was a more appropriate forum for adjudication. While the ultimate result of this action is not expected to have a material financial impact on the Company, it could have negative industry-wide implications and as such, Tahoe intends to seek leave to appeal this decision to the Supreme Court of Canada.

For additional details, refer to the press release dated January 26, 2017 available on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresources.com.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

FUTURE DEVELOPMENTS

TARGETS AND INITIATIVES

A key target for the Company is to grow gold production to over a half million ounces per year in 2019 and to over 550,000 ounces in 2020. This increased production will come primarily from two ongoing projects, the expansion of the Shahuindo mine to a production capacity of 36,000 tonnes per day (“tpd”) and the Bell Creek Shaft Project (the “BC Shaft Project”) at the Bell Creek mine in Canada. Both projects are on track for completion by mid-2018. The Company is also targeting growth in mineral reserves and/or mineral resources at all of its operations, including growth of two to four million ounces in gold mineral reserves and/or mineral resources in Canada by 2020.

2017 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2017 production and unit costs in the new release dated January 5, 2017 available on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresources.com.

2017 guidance(1)(2)(3)(4)(5)

The Company’s 2017 guidance for silver production is 18 to 21 million ounces and the unit costs expected are similar to the initial guidance for 2016 issued at the beginning of last year. The Company improved its unit cost guidance for silver in August 2016 largely as result of silver prices averaging less than $16/oz during the first quarter which triggered the suspension of voluntary royalty obligations on final concentrate settlements made below $16/oz.

The Company’s guidance for gold production in 2017 is 375 to 425 thousand ounces as higher anticipated production at the Shahuindo mine and in Canada will offset a reduction in output at La Arena consistent with the feasibility mine plan as La Arena reaches its last four years of planned operation. Total cash costs and all-in sustaining costs per ounce of gold produced in 2017 are estimated to be higher than in 2016. The increase largely reflects a greater proportion of ounces coming from Shahuindo, where the Company continues development and construction of infrastructure in support of achieving production at the 36,000 tpd level by mid-2018.

As outlined below, capital expenditures in 2017 are expected to increase from 2016, mainly reflecting peak investment levels for the expansion of Shahuindo (impacting both sustaining and project capital expenditures) and the Bell Creek Shaft Project (impacting project capital expenditures). Higher unit costs per ounce of gold produced are expected, primarily as a result of the increased proportion of production from Shahuindo, where expansion work will continue throughout 2017, with expenditures related to further development of leach pads, waste dumps and other infrastructure being included in sustaining capital and therefore increasing all-in sustaining costs (“AISC”). Production at Shahuindo in 2017 is expected to be weighted to the second half of the year, with the commissioning of the first crushing and agglomeration circuit expected during the third quarter. Production and unit costs for silver are similar to the guidance initially released for 2016 in January of last year.

Capital requirements to achieve the Company’s growth objectives are expected to peak in 2017. Growth capital expenditures for the year are estimated at $150 to $175 million, with Shahuindo accounting for approximately half of the total, Bell Creek mine for approximately a third and the remainder relating to a number of smaller projects in Canada. Most of the growth expenditures at Shahuindo are associated with the construction of the crushing and agglomeration plant and process plant expansion.

Sustaining capital expenditures in 2017 are targeted at $160 to $175 million, higher than the 2016 actual spend of $118.4 million. Shahuindo will account for approximately 30% of total sustaining capital expenditures in 2017 and the majority of the increase from the prior year. A significant proportion of these expenditures relate to the continued construction of leach pads, waste dumps, and other infrastructure in support of achieving the full production rate of 36,000 tpd. Higher sustaining capital in Timmins relates to the inclusion of a full year of results from the Canadian operations, which were acquired on April 1, 2016. Sustaining capital at La Arena will be largely unchanged from 2016, while an increase at Escobal reflects on-going development efforts and equipment rebuilds as the fleet ages.

Exploration expenditures (excluding capitalized drilling) are anticipated to grow from $14 million in 2016 to between $35 and $45 million in 2017, with the Company planning to complete drilling programs to both expand Mineral Resources at existing operations and advance longer-term projects in Canada and Peru.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2017 consolidated total cash costs and all-in sustaining cost per ounce(1) ranges are outlined in the following table:

	Silver			Gold
Total cash costs per ounce net of by-product credits	$7.00	to	$8.00	$700	to	$750
All-in sustaining costs per ounce	$9.50	to	$10.50	$1,150	to	$1,250

(1)	See “Cautionary Statement on Forward-Looking Information” in this MD&A and “Non-GAAP Financial Measures” in the press release dated January 5, 2017 available at www.sedar.com.

The reconciliation which formed the basis for the ranges in the 2017 cash cost guidance is as follows:

Total cash costs	Silver	Gold
Production costs	$164,000	$290,000
Treatment and refining charges	28,750	-
Total cash costs before by-product credits(1)	$192,750	$290,000
Gold credit	(12,750)	-
Lead credit	(13,300)	-
Zinc credit	(16,750)	-
Total cash costs net of by-product credits	$149,950	$290,000

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	400
Total cash costs per ounce before by-product credits	$9.64	$725
Total cash costs per ounce net of by-product credits	$7.50	$725

(1)	Gold, lead and zinc by-product credits are calculated as follows:

	Silver
	Total Credit	Credit per ounce
Gold Ounces	$12,750	$0.64
Lead Tonnes	$13,300	$0.67
Zinc Tonnes	$16,750	$0.84

All-in sustaining costs	Silver	Gold
Total cash costs net of by-product credits	$149,950	$290,000
Sustaining capital	32,500	135,000
Exploration	1,500	20,000
Reclamation cost accretion	200	2,000
General and administrative expenses	15,750	33,000
All-in sustaining costs	$199,900	$480,000

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	400
All-in sustaining costs per ounce produced net of by-product credits	$10.00	$1,200

2017 guidance by mine

					All-in
	Production				Sustaining				Sustaining
	(silver-moz;		Cash Costs		Costs		Project Capital		Capital		Exploration
	gold – koz)		($/oz)		($/oz)		($ millions)		($ millions)		($ millions)
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
Escobal (silver)	18	21	7.00	8.00	9.50	10.50	-	-	35	38	-	2
La Arena (gold)	145	155	750	800	1,000	1,100	-	-	25	27	6	8
Shahuindo (gold)	65	85	750	800	1,600	1,700	75	90	50	55	12	15
Timmins (gold)	165	185	650	700	1,000	1,100	75	85	50	55	17	20

Silver total(5)	18	21	7.00	8.00	9.50	10.50	-	-	35	38	-	2
Gold total(2)	375	425	700	750	1,150	1,250	150	175	125	137	35	43

(1)	See “Cautionary Statement on Forward-Looking Information” in this MD&A and “Non-GAAP Financial Measures” in the press release dated January 5, 2017 available at www.sedar.com.
(2)	Gold production range of 375 to 425 thousand ounces includes gold ounces produced in concentrate from the Escobal mine.
(3)	Assumes payable by-product metal production: 10,190 ozs gold; 16,332 thousand lbs lead; 23,109 thousand lbs zinc.
(4)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(5)	Silver cost guidance assumes a 1% statutory royalty and a 4.5% voluntary and private royalty on all silver sales above $16/oz.
(6)	Numbers may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2017 cost guidance was calculated based on certain commodity and currency assumptions.

The table below includes a sensitivity of the impact of a change in these assumptions on total cash costs and AISC:

	2017 Guidance	Change (+/-)	Impact (+/-)
Commodity assumptions
Silver ($/oz)	$ 17.50	$ 1.00/oz	N/A
Gold ($/oz)	$ 1,250	$ 100/oz	$ 0.05/oz silver
Lead ($/lb)	$ 0.90	10%	$ 0.10/oz silver
Zinc ($/lb)	$ 0.90	10%	$ 0.10/oz silver
Diesel (US$/gal)	$ 2.00	10%	$ 0.10/oz silver
			$ 7/oz gold
Currency assumptions
CAD/USD	$ 1.25	1%	$ 3/oz gold
Guatemalan quetzal/USD	7.65	1%	$ 0.02/oz silver
Peruvian sol/USD	3.4	1%	$ 2/oz gold

LONG-TERM OUTLOOK(1)(2)(3)(4)(5)(6)(7)(8)(9)

A review of the crushing, size distribution, geotechnical and material handling characteristics of ore at Shahuindo is nearing completion and has produced results supporting the achievement of throughput and recovery rates for agglomerated ores contained in the NI 43-101 compliant “Technical Report on the Shahuindo Mine, Cajabamba, Peru” dated January 25, 2016 available on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresources.com. The review also identified opportunities to slightly reduce capital expenditures and operating costs at the mine through revisions to the crushing and agglomeration circuit. At the same time, performance of run-of-mine operations has improved over the last several months. Recent work shows the ultimate recovery achieved with crushing and agglomeration could exceed the 80% utilized in the economic model in the technical report and is consistent with at least four different sets of test work performed over several years.

With the Company on track to complete both the expansion of Shahuindo to 36,000 tpd and the BC Shaft Project by mid-2018, annual gold production is expected to increase to over a half million ounces in 2019 including an increase to approximately 80,000 ounces annually at Bell Creek. At that time, total cash costs and all-in sustaining costs per ounce of gold produced are projected to improve, to ranges of $650 to $750 and $900 to $1,000, respectively. The Company is targeting silver production and unit costs to remain largely in line with 2017 levels over the next several years. Gold production is expected to reach over 550,000 ounces in 2020.

Following the completion of the Company’s key growth projects, both growth and sustaining capital requirements will be reduced. By 2019, sustaining capital expenditures are targeted at $100 to $125 million. The reduction from sustaining capital expenditure levels outlined in the Company’s 2017 guidance will mainly be in Peru, where sustaining capital in 2019 is targeted at $25 to $35 million versus $70 to $80 million in 2017.

Assuming that the Company does not commence the development of any new projects, growth capital expenditures in 2019 are anticipated to decline to around $10 million. Exploration expenditures are likely to remain similar to 2017 guidance levels over the next two years as the Company works to advance its growth projects and exploration targets and to increase gold mineral reserves and/or mineral resources in Canada by two to four million ounces. Given that exploration is largely success driven, future expenditure targets will be developed following completion of 2017 drilling programs.

General and administrative expenses, including share-based payments, are expected to stay relatively flat through 2019.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2018 and 2019 guidance(1)(2)(3)(4)(5)(6)(7)(8)(9)

	2018	2019
Silver ounces produced in concentrate (millions)	18-21	18-21
Gold ounces produced in doré (000’s)	425-500	500-550

Total cash costs per ounce silver produced net of by-product credits	$7.50-8.50	$7.50-8.50
All-in sustaining costs per ounce silver produced net of by-product credits	$10.00-11.00	$10.00-11.00

Total cash costs per ounce gold produced net of by-product credits	$650-750	$650-750
All-in sustaining costs per ounce gold produced net of by-product credits	$1,050-1,150	$900-1,000

General and administrative expenses ($millions)	$45-55	$45-55
Exploration ($millions)	$30-40	$30-40
Sustaining capital($millions)	$140-160	$100-125
Project capital ($millions)	$50-70	$0-10

(1)	See “Cautionary Statement on Forward-Looking Information” in this MD&A and “Non-GAAP Financial Measures” in the press release dated January 5, 2017 available at www.sedar.com.
(2)

Assumes payable by-product metal production for 2018 of 9,610 ozs gold; 14,011 thousand lbs lead; 19,900 thousand lbs zinc and for 2019 of 11,810 ozs gold; 17,280 thousand lbs lead; 23,900 thousand lbs zinc.

(3)

Commodity and currency price assumptions used in the calculation of 2018 and 2019 guidance are the same as those used in the calculation of 2017 guidance. Refer to the “2017 Guidance by mine” section of this MD&A.

(4)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(5)	Guidance does not include inflation adjustments.
(6)	Gold production includes gold produced at Escobal.
(7)	Silver cost guidance assumes a 1% statutory royalty and a 4.5% voluntary and private royalty on all silver sales above $16/oz.

The reconciliation which formed the basis for the ranges in the 2018 and 2019 cash cost guidance is as follows:

	2018		2019
Total cash costs	Silver	Gold	Silver	Gold
Production costs	$165,000	$325,500	$170,000	$367,500
Treatment and refining charges	32,600	-	35,950	-
Total cash costs before by-product credits(1)	$197,600	$325,500	$205,950	$367,500
Gold credit	(12,000)	-	(14,750)	-
Lead credit	(11,300)	-	(14,000)	-
Zinc credit	(14,300)	-	(17,200)	-
Total cash costs net of by-product credits	$160,000	$325,500	$160,000	$367,500

Silver ounces produced in concentrate (000’s)	20,000	-	20,000	-
Gold ounces produced in doré (000’s)	-	465	-	525
Total cash costs per ounce before by-product credits	$9.88	$700	$10.30	$700
Total cash costs per ounce net of by-product credits	$8.00	$700	$8.00	$700

(1)	Gold, lead and zinc by-product credits are calculated as follows:

	Silver
	2018		2019
		Credit per
	Total Credit	ounce	Total Credit	Credit per ounce
Gold Ounces	$12,000	$0.60	$14,750	$0.74
Lead Tonnes	$11,300	$0.57	$14,000	$0.70
Zinc Tonnes	$14,300	$0.72	$17,200	$0.86

	2018		2019
All-in sustaining costs	Silver	Gold	Silver	Gold
Total cash costs net of by-product credits	$160,000	$325,500	$160,000	$367,500
Sustaining capital	32,500	117,500	32,500	70,000
Exploration	1,500	33,500	1,500	28,500
Reclamation cost accretion	200	2,000	200	2,000
General and administrative expenses	15,750	33,000	15,750	30,750
All-in sustaining costs	$210,000	$511,500	$210,000	$498,750

Silver ounces produced in concentrate (000’s)	20,000	-	20,000	-
Gold ounces produced in doré (000’s)	-	465	-	525
All-in sustaining costs per ounce produced net of by-product credits	$10.50	$1,100	$10.50	$950

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for the years ended December 31, 2016 and for the previous two years is as follows:

	2016	(1)(2)	2015 (1)	2014	(1)
Metal Sold
Silver (000’s ozs)	19,065		20,210	18,160
Gold (000’s ozs)(8)	358.2		183.7	8.4
Lead (000’s t)	9.0		9.8	9.1
Zinc (000’s t)	12.3		13.3	10.7
Realized Price
Silver in concentrate (per oz)	$17.57		$15.15	$18.13
Gold in doré (per oz)	$1,245		$1,126	$-
Lead (per t)	$1,886		$1,854	$2,053
Zinc (per t)	$2,268		$1,800	$2,220
LBMA/LME Price(3)
Silver (per oz)	$17.14		$15.68	$19.08
Gold (per oz)	$1,250		$1,160	$1,266
Lead (per t)	$1,872		$1,784	$2,096
Zinc (per t)	$2,095		$1,928	$2,164
Revenues	$784,503		$519,721	$350,265
Earnings (loss) from operations	$242,268		$(79,552)	$123,272
Earnings (loss) attributable to common shareholders(9)	$117,876		$(71,911)	$90,790
Earnings (loss) per common share
Basic	$0.41		$(0.35)	$0.62
Diluted	$0.41		$(0.35)	$0.61
Adjusted earnings(4)	$180,385		$98,910	$91,696
Adjusted earnings per common share(4)
Basic	$0.62		$0.48	$0.62
Diluted	$0.62		$0.48	$0.62
Dividends paid	$69,402		$49,717	$2,953
Cash flow provided by operating activities before changes in working capital	$385,926		$226,332	$173,230
Cash flow provided by operating activities	$249,454		$166,744	$119,322
Cash and cash equivalents	$163,368		$108,667	$80,356
Total assets	$3,071,253		$2,002,461	$975,628
Total non-current liabilities	$348,663		$187,550	$5,693
Costs per silver ounce produced
Total cash costs net of by-product credits(4)(5)	$5.84		$6.16	$6.37
All-in sustaining costs per silver ounce net of by-product credits(4)(7)	$8.06		$9.11	$9.15
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$620		$551	$-
All-in sustaining costs per gold ounce net of by-product credits(4)(6)	$943		$733	$-

(1)

Comparative 2015 numbers exclude operational and financial information from the Timmins mines. Comparative numbers for 2014 exclude operational and financial information from the Timmins mines, La Arena and Shahuindo.

(2)

2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.
(5)

Total cash costs net of by-product credits per silver ounce produced for 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $0.36 for 2015. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $0.80 per ounce for 2015.

(6)	All-in sustaining costs net of by-product credits per gold ounce produced for 2016 exclude the impact of $11.1 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(7)	All-in sustaining costs net of by-product credits per silver ounce produced for 2015 exclude the impact of $7.2 million in non- recurring transaction costs related to the acquisition of Rio Alto.
(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre- operating revenues and are credited against construction capital through April 30, 2016. Included in the 358.2 thousand gold ounces sold for 2016 are 44.3 thousand gold ounces sold at Shahuindo which include four months of pre-commercial production ounces sold (7.6 thousand ounces of gold in doré sold in the period January through April 2016).

(9)

Earnings of $117.9 million for 2016 were impacted by the result of a change in enacted tax rates in Peru for $19.3 million, a non-cash loss on the redemption of the Lake Shore Gold debentures of $32.3 million and non-recurring transaction costs of $11.1 million related to the acquisition of Lake Shore Gold. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(10)	Numbers may not calculate due to rounding.

REVIEW OF ANNUAL CONSOLIDATED FINANCIAL RESULTS

Basis of presentation

The annual results presented in this section and the quarterly results presented in the subsequent section of this MD&A are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within note 3 of the Company’s consolidated financial statements for the years ended December 31, 2016 and 2015.

Comparative 2015 year excludes data from the Timmins mines and includes data from La Arena beginning April 1, 2015, the date of acquisition of Rio Alto.

2016 vs. 2015

The Company generated earnings of $117.9 million for 2016 compared to a loss of $71.9 million for 2015. Earnings for 2016 were positively impacted by the inclusion of results from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold in addition to results from Shahuindo beginning May 1, 2016, the date of declaration of commercial production. These were offset by a non-cash $19.3 million deferred tax impact related to a change in enacted tax rates in Peru, a non-cash loss on the redemption of the Lake Shore Gold debentures of $32.3 million and non-recurring transaction costs of $11.1 million related to the acquisition of Lake Shore Gold. The loss in 2015 was due to the $153.4 million non-cash impairment taken on the La Arena and Shahuindo mines partially offset by the inclusion of results from the La Arena mine as a result of the acquisition of Rio Alto on April 1, 2015.

Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

Revenues

During 2016, the Company sold in concentrate 19.0 million silver ounces at an average realized price of $17.57 compared to 20.2 million silver ounces at an average realized price of $15.15 during 2015. The Company sold in concentrate 7.7 thousand gold ounces during 2016 compared to 9.8 thousand gold ounces during 2015. During 2016, the Company sold in concentrate 9.0 thousand tonnes of lead and 12.3 thousand tonnes of zinc at realized prices of $1,886 and $2,268 per tonne, respectively, compared to 9.8 thousand tonnes of lead and 13.3 thousand tonnes of zinc at realized prices of $1,854 and $1,800 per tonne, respectively, during 2015.

During 2016, the Company sold 350.5 thousand ounces of gold in doré at an average realized price of $1,245 per ounce compared to 173.9 thousand ounces of gold in doré at an average realized price of $1,126 per ounce during 2015.

Silver in concentrate sales decreased by approximately 6% during 2016 compared to 2015. This decrease in quantity sold was offset by an increase in realized silver metal prices of approximately 16%. Gold in doré sales increased by 176.6 thousand ounces or 102% due to the inclusion of ounces in doré sold from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold, in addition to a full year of sales from La Arena and eight months of commercial production sales from Shahuindo during 2016. As a result, the Company generated revenues of $784.5 million, net of treatment and refining charges for 2016, compared to $519.7 million in revenues for 2015, an increase of approximately $264.8 million or 51%.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company’s concentrate revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at December 31, 2016 includes 3.3 million silver ounces and 1.8 thousand gold ounces at $15.95 and $1,151 per ounce, respectively, and 2.1 thousand and 2.5 thousand tonnes of lead and zinc at $1,983 and $2,619 per tonne, respectively.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $332.7 million for 2016 compared to $241.7 million for 2015. The increase is primarily due to the inclusion of production costs relating to the Timmins mines, acquired in 2016 as well as a full year of production costs from the La Arena mine and eight months of production costs from the Shahuindo mine during 2016.

Royalties

During 2016, royalty expense was $22.9 million, comprised of $18.7 million in Guatemala and $4.2 million in Canada. This compares to a royalty expense of $13.2 million in 2015 all related to royalties in Guatemala. The $9.7 million increase reflects the addition of $4.2 million related to the acquisition of Lake Shore Gold and the timing of final settlements and provisional pricing adjustments in Guatemala.

The royalty in Guatemala is levied on net smelter returns for concentrate sales which include revenues from silver and by-products (gold, lead and zinc). Revenues were $31.9 million higher in the current year as a result of increased silver, gold, lead and zinc metals prices which resulted in an increase to royalty expense over prior year. Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. During 2015, the Company realized greater concentrate sales which finalized below $16/oz as compared to 2016.

Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During 2016, depreciation and depletion was $124.7 million compared to $78.6 million in 2015. This increase is primarily due to the inclusion of depletion and depreciation relating to the Timmins mines, acquired in 2016 as well as a full year of depreciation and depletion from the La Arena mine and eight months of depreciation and depletion from the Shahuindo mine during 2016.

Other operating expenses

Exploration expenses

Exploration expenses were $14.4 million for 2016 compared to $6.5 million in 2015. This $7.9 million increase is the result of increased exploration expenditures of $6.8 million in Canada related exploration activity since the date of the acquisition of Lake Shore Gold and $2.0 million in Peru offset by a decrease in exploration expenditures of $0.9 million in Guatemala. The overall increase in exploration expense is in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru. Refer to the “Future Developments – Targets and Initiatives – 2017 Operations Outlook” and “– Long-term Outlook” sections of this MD&A.

General and administrative expenses

General and administrative expenses were $47.5 million for 2016 compared to $39.3 million for 2015. This $8.2 million increase relates primarily to the inclusion of $11.1 million in transaction costs relating to the acquisition of Lake Shore Gold (an increase of $5.2 million when compared to the transaction costs recognized in 2015 related to the acquisition of Rio Alto), an increase in professional and consulting fees of $3.7 million and in share-based compensation of $1.2 million. These increases were offset primarily by decreases in salaries and benefits of $1.5 million and $0.4 million in administrative and other expenses as a result of the Company’s comprehensive review of overheads and cost reduction measures announced in 2015. The overall increase relates to the inclusion of general and administrative expenses associated with the acquisition of Lake Shore Gold during 2016.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Impairment

As part of the Company’s impairment testing, management assessed all cash generating units (“CGUs”) for indicators of impairment (or reversal of impairment previously taken) including the allocated goodwill which is mandatorily tested on an annual basis. Discounted cash flow models were prepared, where applicable, using long-term prices for gold of $1,250/oz, silver of $17.50/oz and copper of $3.00/lb, discount rates between 6.5% and 8.75% depending on the development stage of the operation or project and currently enacted tax rates. In-situ values were used for the impairment testing of exploration potential. Based on the results, for the year ended December 31, 2016, management concluded that there was no impairment or reversal of prior impairment for any of the CGUs.

During 2015, the Company recorded a non-cash after-tax impairment charge of $153.4 million, comprising $69.0 million and $84.4 million for La Arena and Shahuindo, respectively (non-cash pre-tax impairment of $220.0 million, comprising $99.0 million and $121.0 million for La Arena and Shahuindo, respectively). The non-cash impairment was a result of the Company’s annual asset impairment testing. Using a long-term gold price of $1,200/oz and a discount rate of 7%, the non-cash impairment charge was primarily driven by a decrease of approximately $100/oz in gold price from the date of acquisition. Refer to the “Cash Flow, Liquidity, Capital Resources and Other Information - Asset Valuation” section for additional details.

Other expense

Net foreign exchange loss

A foreign exchange loss of $0.4 million was recognized during 2016 compared to a loss of $4.5 million during 2015. The $4.1 million decrease in foreign exchange loss is the result of the depreciation of foreign currencies against the USD including a decrease of $3.8 million related to the Peruvian Nuevo Sol and $0.4 million related to the Guatemalan Quetzal offset by an increase of $0.7 million as a result of the appreciation in the Canadian dollar against the USD. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information – Liquidity, capital resources and financial risk management – Financial risk management – Market risk – Foreign exchange risk” section of this MD&A.

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during 2016. This non-cash loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the debenture redemption on May 16, 2016.

Tax expense

Income tax expense for 2016 was $90.9 million, representing an effective rate of 44%. The effective tax rate in 2016 was impacted by the non-cash loss on debenture conversion and transaction costs related to the acquisition of Lake Shore Gold. In addition, income tax rates in Peru which were previously on a gradual reduction from 28.0% to 26.0% over the course of five years to 2019, were superseded in December 2016 with an increased statutory rate to 29.5% effective January 1, 2017. The change in rates during 2016 resulted in a non-cash deferred tax expense of $19.3 million. Excluding the impact of the change in tax rate in Peru, the effective rate is 34%.

Income tax recovery for 2015 was $16.3 million, representing an effective rate of negative 18%. The effective tax rate in 2015 was impacted primarily by a non-cash impairment charge taken on the Company’s La Arena and Shahuindo operating segments and the transaction costs related to the acquisition of Rio Alto.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q4	Q3	Q2		Q1		Q4	Q3		Q2	Q1
	2016	2016	2016	(8)	2016	(1)	2015 (1)	2015	(1)	2015 (1)	2015	(1)(2)
Metal Sold
Silver (000’s ozs)	4,496	4,800	5,212		4,563		6,244	5,492		3,840	4,640
Gold (000’s ozs)	100.7	108.8	98.1		50.6		59.8	59.8		61.7	2.2
Lead (000’s t)	2.3	1.9	2.4		2.4		3.4	2.6		1.6	2.2
Zinc (000’s t)	2.8	2.7	3.5		3.3		4.5	2.8		2.5	3.5
Realized Price
Silver in concentrate (per oz)	$14.45	$20.64	$18.95		$15.92		$14.10	$14.33		$15.29	$17.16
Gold in doré (per oz)	$1,197	$1,321	$1,255		$1,166		$1,089	$1,106		$1,182	$-
Lead (per t)	$2,036	$2,204	$1,779		$1,590		$1,804	$1,764		$2,330	$1,763
Zinc (per t)	$2,872	$2,513	$2,237		$1,875		$1,549	$1,653		$2,127	$2,023
LBMA/LME Price(3)
Silver (per oz)	$17.19	$19.61	$16.78		$14.85		$14.77	$14.91		$16.41	$16.71
Gold (per oz)	$1,220	$1,335	$1,259		$1,181		$1,105	$1,124		$1,193	$1,219
Lead (per t)	$2,149	$1,873	$1,719		$1,744		$1,681	$1,712		$1,947	$1,807
Zinc (per t)	$2,517	$2,255	$1,918		$1,679		$1,612	$1,844		$2,195	$2,023
Revenues(8)	$189,398	$234,721	$228,251		$132,133		$154,891	$145,736		$133,812	$85,282
Earnings (loss) from operations	$31,466	$99,425	$65,022		$46,355		$(146,973)	$26,118		$2,615	$38,688
Earnings (loss)(9)	$315	$63,011	$16,742		$37,808		$(107,717)	$13,255		$(9,339)	$31,890
Earnings (loss) per common share
Basic	$0.00	$0.20	$0.05		$0.17		$(0.47)	$0.06		$(0.04)	$0.22
Diluted	$0.00	$0.20	$0.05		$0.17		$(0.47)	$0.06		$(0.04)	$0.22
Adjusted earnings (loss)(4)	$18,415	$65,657	$57,873		$35,489		$51,005	$18,410		$(2,428)	$31,722
Adjusted earnings (loss) per Common Share(4)
Basic	$0.06	$0.21	$0.19		$0.16		$0.22	$0.08		$(0.01)	$0.21
Diluted	$0.06	$0.21	$0.19		$0.16		$0.22	$0.08		$(0.01)	$0.21
Dividends paid	$18,672	$18,654	$18,419		$13,657		$13,640	$13,627		$13,589	$8,862
Cash flow provided by operating activities before changes in working capital	$74,669	$125,987	$115,951		$69,319		$96,786	$52,962		$28,027	$48,893
Cash flow provided by operating activities	$107,021	$78,679	$37,678		$25,293		$54,163	$52,690		$34,450	$25,774
Cash and cash equivalents	$163,368	$142,426	$151,707		$90,790		$108,667	$110,553		$112,222	$85,951
Total assets	$3,071,253	$3,033,218	$2,981,740		$2,005,860		$2,002,461	$2,205,269		$2,176,837	$997,462
Total non-current liabilities	$348,663	$276,180	$269,984		$194,679		$187,550	$255,626		$243,402	$5,331
Costs per silver/gold ounce produced
Total cash costs net of by-
product	6.48/	6.50/	6.07/		4.51/		2.23/	6.75/		9.27/
credits(4)(5)	$594	$625	$647		$638		$541	$548		$540	$7.10
All-in sustaining costs per ounce net of by-
product	9.76/	8.68/	8.16/		5.97/		4.85/	9.72/		12.87/
credits(4)(6)(7)	$945	$974	$973		$825		$774	$729		$664	$9.78

(1)	Comparative Q1 2016 and prior quarter numbers exclude operational and financial information from the Timmins mines.
(2)	Comparative Q1 2015 and prior quarter numbers exclude operational and financial information from the La Arena and Shahuindo mines.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)

Total cash costs net of by-product credits per silver ounce produced for Q2 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a negative per ounce impact of $1.60 per ounce. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.

(6)

All-in sustaining costs net of by-product credits per gold ounce produced for Q1 2016, Q2 2016 and Q3 2016 exclude the impact of $0.7 million, $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(7)

All-in sustaining costs net of by-product credits per gold ounce produced for Q2 2015, Q3 2015 and Q4 2015 exclude the impact of $5.7 million, $0.2 million, and $1.3 million, respectively, in transaction costs related to the acquisition of Rio Alto.

(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre- operating revenues and are credited against construction capital through April 30, 2016. Included in the 98.1 thousand gold ounces sold during Q2 2016, are 22.1 thousand gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5.3 thousand ounces of gold in doré sold in the month of April 2016).

(9)

Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(10)	Numbers may not calculate due to rounding.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses), changes in enacted income tax rates and exploration drill programs.

Comparative Q4 2015 period excludes data from the Timmins mines.

Q4 2016 vs. Q4 2015

The Company generated earnings of $0.3 million for Q4 2016 compared to a loss of $107.7 million for Q4 2015. The earnings for Q4 2016 were negatively impacted by the $19.3 million non-cash deferred tax charge related to a change in enacted tax rates in Peru offset by the inclusion of results from the Timmins mines and the Shahuindo mine during Q4 2016. The loss for Q4 2015 was the result of the $153.4 million non-cash impairment taken on the La Arena and Shahuindo mines offset by a royalty adjustment of ($16.2) million.

Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

Revenues

During Q4 2016, the Company sold in concentrate 4.5 million silver ounces at an average realized price of $14.45 compared to 6.2 million silver ounces at an average realized price of $14.10 during Q4 2015. The realized prices during both Q4 2016 and Q4 2015 were impacted by negative pricing adjustments on the provisionally priced silver ounces (2.7 million ounces at September 30, 2016 and 3.7 million ounces at September 30, 2015), declining prices throughout the quarters and final settlements. The Company sold in concentrate 1.8 thousand gold ounces compared to 3.4 thousand gold ounces during Q4 2015. During Q4 2016, the Company sold in concentrate 2.3 thousand tonnes of lead and 2.8 thousand tonnes of zinc at realized prices of $2,036 and $2,872 per tonne, respectively, compared to 3.4 thousand tonnes of lead and 4.5 thousand tonnes of zinc at realized prices of $1,804 and $1,549 per tonne, respectively, during Q4 2015.

During Q4 2016, the Company sold 98.9 thousand ounces of gold in doré, at an average realized price of $1,197 per ounce compared to 56.4 thousand ounces of gold in doré at an average realized price of $1,089 per ounce during Q4 2015. There were no ounces produced from Shahuindo during Q4 2015. The acquisition of Lake Shore Gold occurred in 2016 and therefore there are no production ounces from the Timmins mines in the comparative Q4 2015 period.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Silver in concentrate sales decreased by 27% during Q4 2016 compared to Q4 2015. This decrease was partially offset by an increase in realized silver metal prices of approximately 2%. The inclusion of doré sales from the Timmins mines as well as commercial production revenues from Shahuindo, resulted in total revenues of $189.4 million, net of treatment and refining charges for Q4 2016, compared to $154.9 million in revenues for Q4 2015. This is an increase in metal revenues of approximately $34.5 million or 22%.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $91.2 million for Q4 2016 compared to $66.7 million during Q4 2015. The increase is primarily due to the inclusion of production costs at the Timmins mines acquired in Q2 2016, in addition to production costs at the Shahuindo mine which declared commercial production during Q2 2016.

Royalties

During Q4 2016, royalty expense was $7.8 million, comprised of $5.8 million in Guatemala and $2.0 million in Canada. This compares to $(16.2) million in Q4 2015 which was the result of the reversal of Guatemalan royalties previously accrued at a higher rate prior to the repeal of the increased royalty regime. This increase also reflects the addition of $2.0 million related to the acquisition of Lake Shore Gold and the timing of settlements and provisional pricing adjustments in Guatemala.

The royalty in Guatemala is levied on net smelter returns for our concentrate sales which include revenues from silver and by-products (gold, lead and zinc). Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. During Q4 2016 there were no concentrate sales that finalized with a price below the $16/oz silver threshold.

Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During Q4 2016, depreciation and depletion was $42.5 million compared to $23.1 million in Q4 2015. This increase of $19.4 million is primarily due to the depletion and depreciation relating to the Timmins mines, acquired in Q2 2016 as well as depreciation and depletion from the Shahuindo mine during Q4 2016.

Other operating expenses

Exploration expenses

Exploration expenses were $6.9 million for Q4 2016 compared to $0.6 million in Q4 2015. This $6.3 million increase is the result of the inclusion of exploration expenditures in Canada of $3.7 million as a result of the acquisition of Lake Shore Gold combined with increased expenses of $2.6 million in Peru. The overall increase in exploration is in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru. Refer to the “Future Developments – Targets and Initiatives – 2017 Operations Outlook” and “– Long-term Outlook” sections of this MD&A.

General and administrative expenses

General and administrative expenses were $9.5 million for Q4 2016 compared to $7.7 million for Q4 2015. This $1.8 million increase relates primarily to salaries and benefits and share-based compensation of $1.4 million as a result of the inclusion of the Timmins mines and Shahuindo in addition to an increase in professional and consulting fees of $0.8 million. These increases were offset by a decrease in administrative and other expenses of $0.4 million as a result of the Company’s comprehensive review of overheads and cost reduction measures announced in 2015.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Impairment

As part of the Company’s impairment testing, management assessed all cash generating units (“CGUs”) for indicators of impairment (or reversal of impairment previously taken) including the allocated goodwill which is mandatorily tested on an annual basis. Discounted cash flow models were prepared, where applicable, using long-term prices for gold of $1,250/oz, silver of $17.50/oz and copper of $3.00/lb, discount rates between 6.5% and 8.75% depending on the development stage of the operation or project and currently enacted tax rates. In-situ values were used for the impairment testing of exploration potential. Based on the results, for the year ended December 31, 2016, management concluded that there was no impairment or reversal of prior impairment for any of the CGUs.

During 2015, the Company recorded a non-cash after-tax impairment charge of $153.4 million, comprising $69.0 million and $84.4 million for La Arena and Shahuindo, respectively (non-cash pre-tax impairment of $220.0 million, comprising $99.0 million and $121.0 million for La Arena and Shahuindo, respectively). Using a long-term gold price of $1,200/oz and a discount rate of 7%, the non-cash impairment charge was primarily driven by a decrease of approximately $100/oz in gold price from the date of acquisition. Refer to the “Cash Flow, Liquidity, Capital Resources and Other Information – Asset Valuation” section for additional details.

Other expense

Net foreign exchange loss

A foreign exchange loss of $0.6 million was recognized during Q4 2016 compared to a loss of $4.2 million recognized during Q4 2015. The $3.6 million decrease in foreign exchange loss is the result of the depreciation of foreign currencies against the USD including a decrease of $3.5 million related to the Canadian dollar and $0.4 million related to the Guatemalan Quetzal offset by an increase of $0.3 million as a result of the appreciation in the Peruvian Nuevo Sol against the USD. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information – Liquidity, capital resources and financial risk management – Financial risk management – Market risk – Foreign exchange risk” section of this MD&A.

Tax expense

Income tax expense for Q4 2016 was $30.2 million, representing an effective rate of 99%. The effective tax rate in Q4 2016 was impacted by a change in enacted rates in Peru which were previously on a gradual reduction from 28.0% to 26.0% over the course of five years to 2019. This rate reduction was superseded in December 2016 and replaced with an increased statutory rate of 29.5% effective January 1, 2017. The change in rates during Q4 2016 resulted in a non-cash deferred tax expense of $19.3 million. Excluding the impact of the change in tax rate in Peru, the effective rate is 36%.

Income tax recovery for Q4 2015 was $43.4 million, representing an effective rate of negative 29%. The effective tax rate in 2015 was impacted primarily by a non-cash impairment charge taken on the Company’s La Arena and Shahuindo operating segments.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q4 2016 vs. Q3 2016

The Company generated earnings of $0.3 million for Q4 2016 compared to earnings of $63.0 million for Q3 2016. The earnings for Q4 2016 were negatively impacted by a decrease in metal revenues related to a declining metals price environment of $45.3 million, combined with a $19.3 million non-cash deferred tax charge related to a change in enacted tax rates in Peru.

Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

Revenues

During Q4 2016, the Company sold in concentrate 4.5 million silver ounces at an average realized price of $14.45 compared to 4.8 million silver ounces at an average realized price of $20.64 during Q3 2016. The realized price during the quarter was impacted by negative pricing adjustments on the 2.7 million provisionally priced silver ounces at September 30, 2016, declining prices throughout the quarter and final settlements. The Company sold in concentrate 1.8 thousand gold ounces compared to 1.8 thousand gold ounces during Q3 2016. During Q4 2016, the Company sold in concentrate 2.3 thousand tonnes of lead and 2.8 thousand tonnes of zinc at realized prices of $2,036 and $2,872 per tonne, respectively, compared to 1.9 thousand tonnes of lead and 2.7 thousand tonnes of zinc at realized prices of $2,204 and $2,513 per tonne, respectively, during Q3 2016.

During Q4 2016, the Company sold 98.9 thousand ounces of gold in doré at an average realized price of $1,197 per ounce compared to 107.0 thousand ounces of gold in doré at an average realized price of $1,321 per ounce during Q3 2016.

Both silver in concentrate and gold in doré sales decreased during Q4 2016 when compared to Q3 2016 in combination with a decrease in realized silver and gold metal prices. As a result, total revenues were $189.4 million, net of treatment and refining charges for Q4 2016, compared to $234.7 million in revenues for Q3 2016, a decrease in metal revenues of approximately $45.3 million or 19%.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $91.2 million for Q4 2016 compared to $90.3 million during Q3 2016.

Royalties

During Q4 2016, royalty expense was $7.8 million, comprised of $5.8 million in Guatemala and $2.0 million in Canada. This compares to $4.9 million in Q3 2016, comprised of $3.7 million in Guatemala and $1.2 million in Canada. This increase of $2.9 million includes an increase of $2.1 million in Guatemala due to the timing of settlements and provisional pricing adjustments and $0.8 million in Canada.

The royalty in Guatemala is levied on net smelter returns for our concentrate sales which include revenues from silver and by-products (gold, lead and zinc). Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. During Q4 2016 there were no concentrate sales finalized below the $16/oz silver threshold while a portion of concentrate sales during Q3 2016 finalized below the $16/oz.

Royalties in Canada are paid on specific mining claims and the cost per ounce will vary based on the location of the mining front.

Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Depreciation and depletion

During Q4 2016, depreciation and depletion was $42.5 million compared to $27.9 million in Q3 2016. This increase of $14.6 million is the result of increased quantities of material extracted from the Peru and Canada operations compared to Q3 2016 in addition to updates to estimated lives and residual values applied prospectively as described in note 3 of the Company’s consolidated financial statements.

Other operating expenses

Exploration expenses

Exploration expenses were $6.9 million for Q4 2016 compared to $4.7 million in Q3 2016. This increase of $2.2 million is a result of increases in exploration expenditures of $1.3 million and $1.0 million in Canada and Peru, respectively offset by a decrease in exploration in Guatemala of $0.1 million. The overall increase in exploration is in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru. Refer to the “Future Developments – Targets and Initiatives – 2017 Operations Outlook” and “– Long-term Outlook” sections of this MD&A.

General and administrative expenses

General and administrative expenses were $9.5 million for Q4 2016 compared to $7.5 million for Q3 2016. This $2.0 million increase relates primarily $0.4 million in share-based compensation and $1.9 million in administrative and other expenses. These increases were offset by a decrease of $0.3 million in professional and consulting fees.

Other expense

Net foreign exchange loss

A foreign exchange loss of $0.6 million was recognized during Q4 2016 compared to a loss of $3.3 million recognized during Q3 2016. The variation in foreign exchange compared to the prior period is the result of a strengthening of the Peruvian sol against the US dollar during the quarter offset by a weakening of the Canadian dollar against the US dollar. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information – Liquidity, capital resources and financial risk management – Financial risk management – Market risk – Foreign exchange risk” section of this MD&A.

Tax expense

Income tax expense for Q4 2016 was $30.2 million, representing an effective rate of 99%. Income tax expense for Q3 2016 was $31.9 million, representing an effective rate of 34%. The effective tax rate in Q4 2016 was impacted by a change in enacted rates in Peru which were previously on a gradual reduction from 28.0% to 26.0% over the course of five years to 2019. This rate reduction was superseded in December 2016 and replaced with an increased statutory rate of 29.5% effective January 1, 2017. The change in rates during Q4 2016 resulted in a non-cash deferred tax expense of $19.3 million. Excluding the impact of the change in tax rate in Peru, the effective rate is 36%.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

2016 AND 2015(4)(6)

Selected quarterly segmented operational information from continuing operations for 2016 and 2015 is as follows:

	2016/ 2015
				Timmins
	Escobal	La Arena	Shahuindo(5)	mines	Total

Revenues	$355,812	$244,397	$47,174	$137,120	$784,503
	$323,916	$195,805	$-	$-	$519,721
Silver produced (000’s ozs)	21,189	24	54	-	21,267
	20,402	20	-	-	20,422
Gold produced (000’s ozs)	10.7	204.4	48.5	121.6	385.1
	11.7	174.1	-	-	185.8
Silver sold (000’s ozs)	18,996	22	47	-	19,065
	20,190	20	-	-	20,210
Gold sold (000’s ozs)	7.7	198.6	44.3	107.6	358.2
	9.8	173.9	-	-	183.7
Average realized price(1) (per oz)
Silver	$17.57	$-	$-	$-	$17.57
	$15.15	$-	$-	$-	$15.15
Gold	$-	$1,227	$1,258	$1,272	$1,245
	$-	$1,126	$-	$-	$1,126
Costs per ounce produced(2)(3)
Total cash costs net of	$5.84	$596	$775	$615	$5.84/620
by-product credits	$6.16	$551	$-	$-	$6.16/551
All-in sustaining costs net	$8.06	$837	$1,162	$1,057	$8.06/943
of by-product credits	$9.11	$733	$-	$-	$9.11/733

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $17.14 and $1,250 for 2016 and $15.68 and $1,160 for 2015, respectively. The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(3)

Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, are net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)

Comparative 2015 numbers exclude operational and financial information from the Timmins mines and Shahuindo and include operational and financial information from La Arena beginning April 1, 2015, the date of acquisition of Rio Alto.

(5)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo were considered pre- operating revenues and 44.3 thousand gold ounces sold at Shahuindo for 2016 as presented include four months of pre- commercial production ounces produced and sold (13.4 thousand gold ounces in doré produced and 7.6 thousand ounces of gold in doré sold for the period of January through April 2016).

(6)	Numbers may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q4 2016 AND Q4 2015(4)(5)(7)

Selected quarterly segmented operational information from continuing operations for Q4 2016 and Q4 2015 is as follows:

	Q4 2016/Q4 2015
				Timmins
	Escobal	La Arena	Shahuindo(5)	mines(4)	Total

Revenues	$70,527	$62,555	$16,084	$40,232	$189,398
	$93,450	$61,441	$-	$-	$154,891
Silver produced (000’s ozs)	4,802	5	20	-	4,827
	5,515	7	-	-	5,522
Gold produced (000’s ozs)	2.4	58.4	13.8	45.3	119.9
	3.4	56.4	-	-	59.8
Silver sold (000’s ozs)	4,468	7	21	-	4,496
	6,236	8	-	-	6,244
Gold sold (ozs)	1.8	53.0	12.9	33.0	100.7
	3.4	56.4	-	-	59.8
Average realized price(1) (per oz)
Silver	$14.45	$-	$-	$-	$14.45
	$14.10	$-	$-	$-	$14.10
Gold	$-	$1,180	$1,224	$1,216	$1,197
	$-	$1,089	$-	$-	$1,089
Costs per ounce produced(2)(3)(6)
Total cash costs net of	$6.48	$516	$989	$575	$6.48/594
by-product credits	$2.23	$541	$-	$-	$2.23/541
All-in sustaining costs net	$9.76	$786	$1,513	$976	$9.76/945
of by-product credits	$4.85	$774	$-	$-	$4.85/774

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $17.19 and $1,220, respectively for Q4 2016 and $14.77 and $1,105, respectively for Q4 2015. The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(3)

Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, are net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	Comparative Q4 2015 numbers exclude operational and financial information from the Timmins mines.
(5)

Comparative Q4 2015 numbers exclude operational and financial information from Shahuindo as commercial production was declared on May 1, 2016. Pre-commercial production revenues at Shahuindo were considered pre-operating revenues and were credited against construction capital through April 30, 2016.

(6)	All-in sustaining costs per ounce of silver net of by-product credits for Q4 2015 (Escobal) exclude the impact of $1.3 million in transaction costs related to the acquisition of Rio Alto.
(7)	Numbers may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS

Escobal mine

	Q4 2016	(5)	Q4 2015	(5)	2016	(5)	2015	(5)

Tonnes Milled (000’s)	396		374		1,594		1,508
Average Tonnes Milled (tpd)	4,299		4,065		4,356		4,133
Average Metal Grades
Silver (g/t)	434		522		477		487
Gold (g/t)	0.32		0.44		0.35		0.39
Lead	0.73%		0.94%		0.72%		0.77%
Zinc	1.18%		1.54%		1.19%		1.27%
Average Metal Recovery(1)
Silver	87%		88%		87%		86%
Gold	59%		64%		60%		63%
Lead	87%		88%		87%		88%
Zinc	80%		77%		79%		77%
Recovered Metal(2)
Silver Ounces (000’s)	4,802		5,515		21,189		20,402
Gold Ounces(000’s)	2.4		3.4		10.7		11.7
Lead Tonnes (000’s)	2.5		3.1		10.0		10.2
Zinc Tonnes (000’s)	3.7		4.4		15.0		14.8
Costs Per Ounce Silver Produced(3)(4)
Total cash costs per ounce before by-product credits	$9.42		$5.26		$8.44		$8.75
Total cash costs per ounce net of by-product credits	$6.48		$2.23		$5.84		$6.16
Total production costs per ounce net of by-product credits	$9.17		$4.38		$8.35		$8.49
All-in sustaining costs per ounce net of by-product credits	$9.76		$4.85		$8.06		$9.11
Capital Expenditures	$10,888		$8,820		$30,077		34,728
Sustaining Capital	$10,295		$8,853		$27,030		$29,685
Non-Sustaining Capital	$593		$(33)		$3,047		$5,043

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.
(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.
(3)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A in addition to a reconciliation to cash costs before by-product credits.
(4)

All-in sustaining costs per ounce net of by-product credits exclude the impact of $1.3 million and $7.2 million for Q4 2015 and 2015, respectively, in transaction costs related to the acquisition of Rio Alto.

(5)	Numbers may not calculate due to rounding.

The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40kms east-southeast of Guatemala City. Operations are exploiting the intermediate sulfidation silver-gold-lead-zinc mineralization by underground longhole stoping methods at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead concentrates and zinc concentrates for sale to international smelters. Proven and Probable Mineral Reserves at the Escobal mine as of January 1, 2017 totaled 23.7 million tonnes at an average silver grade of 351 g/t containing 267.5 million ounces of silver, with significant quantities of gold and base metals.

During Q4 2016, 5.6 thousand dry metric tonnes (“dmt”) of lead concentrate and 6.4 thousand dmt of zinc concentrate containing approximately 4.5 million payable ounces of silver were shipped to third party smelters compared to 8.4 thousand dmt of lead concentrate and 9.9 thousand dmt of zinc concentrate containing approximately 6.4 million payable ounces of silver shipped during Q4 2015. During 2016, 22.1 thousand dmt of lead concentrate and 26.8 thousand dmt of zinc concentrate containing approximately 19.2 million payable ounces of silver were shipped to third party smelters compared to 25.1 thousand dmt of lead concentrate and 29.7 thousand dmt of zinc concentrate containing approximately 20.4 million payable ounces of silver shipped during 2015.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q4 2016 concentrate sales generated $70.5 million in revenues at mine operating costs of $52.5 million resulting in mine operating earnings of $18.0 million. Concentrate sales for Q4 2015 generated $93.4 million in revenues at operating costs of $29.5 million resulting in mine operating earnings of $63.9 million. 2016 concentrate sales generated $355.8 million in revenues at mine operating costs of $200.5 million resulting in mine operating earnings of $155.3 million. Concentrate sales for 2015 generated $323.9 million in revenues at operating costs of $190.9 million resulting in mine operating earnings of $133.0 million.

Total cash costs net of by-product credits for Q4 2016 were $6.48 per ounce compared to $2.23 per ounce for Q4 2015, an increase of $4.25 per ounce or 191%. The increase is primarily the result of the impact of the royalty reduction in Q4 2015. All-in sustaining costs for Q4 2016 were $9.76 per ounce, an increase of $4.91 per ounce, or 101%, compared with $4.85 per ounce in Q4 2015 primarily driven by the impact of the royalty reduction in Q4 2015. Total cash costs net of by-product credits for 2016 were $5.84 per ounce compared to $6.16 per ounce for 2015, a decrease of $0.32 per ounce or 5%. The decrease is primarily the due a decrease in treatment and refining charges of approximately $2.4 million and a higher lead by-product credit of approximately $3.9 million. All-in sustaining costs for 2016 were $8.06 per ounce, a decrease of $1.05 per ounce, or 12%, compared with $9.11 per ounce in 2015 primarily driven by decreases in general and administrative expenses of $10.3 million and sustaining capital of approximately $3.4 million and an increase in silver ounces produced in concentrate.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Underground development and production

During Q4 2016 and 2016, the Escobal mine delivered approximately 0.4 million and 1.6 million tonnes of ore to the surface, the majority of which was mined from primary and secondary transverse longhole stopes on multiple production sublevels in the Escobal Central Zone. Production continued in the East Zone with approximately 27.2 thousand tonnes of ore delivered to the surface during Q4 2016.

Underground ramp, sublevel and stope development continued to advance in support of the life-of-mine production schedule, with 1,770 and 8,135 metres of development completed in Q4 2016 and 2016, respectively. There were 25,844 metres of longhole production drilling in Q4 2016 and 115,093 metres during 2016.

Mill performance

Mill throughput averaged 4,299 and 4,356 tpd during Q4 2016 and 2016, respectively. The mill processed a total of 0.4 million and 1.6 million tonnes with an average silver recovery of 87% and 87% during Q4 2016 and 2016, respectively. Concentrate production totaled 2,516 and 9,969 tonnes of lead concentrate and 3,740 and 14,975 tonnes of zinc concentrate containing 4.8 million and 21.2 million ounces of silver during Q4 2016 and 2016, respectively.

Capital projects

The emergency escape raise from the 1480 level to the 1455 level was completed in Q4 2016. Preparations began for the installation of the next escape raise from the 1390 level to the 1365 level, expected to be completed in Q1 2017.

Drilling commenced in Q4 2016 on the first of a series of underground dewatering wells collared from the 1190 sublevel. These wells are designed to dewater the Central Zone between the 1190 and 1090 levels in advance of primary ramp development.

In preparation for handling water produced from the underground dewatering well field, the new principal clean water pump station was tested during December 2016 in preparation for final commissioning. The principal dirty water pump station, constructed to handle the increased water flows expected to be encountered as development below the 1190 level begins in 2017, is awaiting the arrival of the pumps and is expected to be commissioned in Q2 2017.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q4 2016	(5)	Q4 2015	(5)	2016	(5)	2015	(3)(5)

Tonnes Ore Mined (000’s)	4,264		2,965		15,669		9,345
Strip Ratio	1.73		2.00		2.07		1.85
Tonnes Placed on Pads(1) (000’s)	4,479		2,970		15,331		9,679
Average Gold Grade(g/t)	0.47		0.58		0.49		0.61
Gold Ounces Placed on Pads (000’s)	68.2		47.8		241.0		162.1
Gold Ounces Produced in Doré (000’s)	58.4		56.4		204.4		174.1
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$518		$543		$598		$553
Total cash costs per ounce net of by-product credits	$516		$541		$596		$551
Total production costs per ounce net of by-product credits	$684		$743		$732		$731
All-in sustaining costs per ounce net of by-product credits	$786		$774		$837		$733
Capital Expenditures	$13,685		$11,613		$35,633		$27,656
Sustaining Capital	$13,560		$11,859		$35,272		$25,892
Non-Sustaining Capital(4)	$125		$(246)		$361		$1,764

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(3)	2015 includes results from La Arena beginning April 1, 2015, the date of acquisition of Rio Alto.
(4)	Non-sustaining capital excludes non-sustaining capital related to the La Arena Phase II Sulfide Project.
(5)	Numbers may not calculate due to rounding.

The La Arena gold mine is located in the Huamachuco District of northern Peru, 480kms north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column absorption-desorption-refining processes which produce a gold-rich doré for sale to international refineries. Proven and Probable oxide Mineral Reserves at the La Arena mine as of January 1, 2017 totaled 54.1 million tonnes at an average gold grade of 0.41 g/t containing 715 thousand ounces of gold.

Q4 2016 gold sales generated $62.6 million in revenues at mine operating costs of $36.1 million resulting in mine operating earnings of $26.5 million. Q4 2015 gold sales generated $61.4 million in revenues at mine operating costs of $44.0 million resulting in mine operating earnings of $17.4 million.

2016 gold sales generated $244.4 million in revenues at mine operating costs of $143.0 million resulting in mine operating earnings of $101.4 million. 2015 gold sales generated $195.8 million in revenues at mine operating costs of $142.6 million resulting in mine operating earnings of $53.2 million.

Total cash costs net of by-product credits for Q4 2016 were $516 per ounce, a decrease of $25 per ounce, or 5%, compared with $541 per ounce for Q4 2015. All-in sustaining costs for Q4 2016 were $786 per ounce, an increase of $12 per ounce, or 2%, compared with $774 per ounce for Q4 2015. The decrease in total cash costs net of byproduct credits is the result of increased tonnes mined and placed on pads resulting in higher production and lower overall costs per ounce. The increase in all-in sustaining costs per ounce is primarily the result of an increase in sustaining capital during Q4 2016 when compared to Q4 2015. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Total cash costs net of by-product credits for 2016 were $596 per ounce, an increase of $45 per ounce, or 8%, compared with $551 per ounce for 2015. All-in sustaining costs for 2016 were $837 per ounce, an increase of $104 per ounce, or 14%, compared with $733 per ounce for 2015. The increase in total cash costs net of by-product credits is the result of increased tonnes mined and placed on pads at lower average gold grades in line with the mine plan. The increase in all-in sustaining costs is primarily the result of an increase in sustaining capital and general and administrative expenses during 2016 when compared to 2015. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Pit development and production

Production from the Calaorco pit in Q4 2016 totaled 4.3 million tonnes of ore at an average strip ratio of 1.73. A total of 4.5 million tonnes at an average gold grade of 0.47 g/t containing 68.2 thousand gold ounces were placed on the leach pads, including 0.2 million tonnes of crushed ore (over liner) from the stockpile. During 2016, production from the Calaorco pit totaled 15.7 million tonnes of ore at an average strip ratio of 2.07. A total of 15.3 million tonnes at an average gold grade of 0.49 g/t containing 241.0 gold ounces were placed on the leach pads, with the remainder on the ore stockpile.

Ore and waste continue to be mined from the third and fourth phases of the Calaorco pit, with pit phase 3 nearing completion.

Absorption, desorption and refining process plant

The absorption, desorption and refining process plant performed well over the period with an average of 11.7 hectares under irrigation throughout Q4 2016. Pregnant solution collected in the pregnant leach solution pond was pumped to the absorption circuit at an average rate of 1,194 cubic metres per hour. Drought conditions experienced in areas of north-central Peru have not impacted operations at La Arena.

The La Arena plant produced 58.4 thousand and 204.4 thousand ounces of gold in doré during Q4 2016 and 2016, respectively. Gold recovery continues to be approximately 86%.

Capital projects

Capital projects during Q4 2016 included planned extensions to leach pad phase 4A3 and waste dump phases 3B and 4B. Land purchasing program continues with focus on the remaining properties within the project boundaries. Initial earthwork began in the new leach pad expansion 4B.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Shahuindo mine

	Q4 2016	(5)	Q4 2015	(4)(5)	2016	(4)(5)	2015	(4)(5)

Tonnes Ore Mined (000’s)	1,522		-		5,531		-
Strip Ratio	0.79		-		0.66		-
Tonnes Placed on Pads(1) (000’s)	722		-		3,153		-
Average Gold Grade(g/t)	0.89		-		0.87		-
Gold Ounces Placed on Pads(3)(4) (000’s)	20.6		-		88.2		-
Gold Ounces Produced in Doré(3)(4) (000’s)	13.8		-		48.5		-
Costs Per Ounce Gold Produced(2)(4)
Total cash costs per ounce before by-product credits	$1,014		$-		$796		$-
Total cash costs per ounce net of by- product credits	$989		$-		$775		$-
Total production costs per ounce net of by-product credits	$1,392		$-		$1,061		$-
All-in sustaining costs per ounce net of by-product credits	$1,513		$-		$1,162		$-
Capital Expenditures	$11,467		$-		$63,893		$-
Sustaining Capital	$2,307		$-		$10,956		$-
Non-Sustaining Capital	$9,160		$-		$52,937		$-

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(3)

Commercial production at Shahuindo was declared on May 1, 2016. The 88.2 thousand gold ounces placed on pads and the 48.5 thousand gold ounces produced in doré at Shahuindo for 2016 include pre-commercial production ounces placed on pads and produced in doré (34.1 thousand gold ounces placed on pads and 13.4 thousand gold ounces in doré produced in the period of January through April 2016, respectively).

(4)	2016 costs per ounce gold produced are calculated based on the eight months of operational results after the declaration of commercial production on May 1, 2016.
(5)	Numbers may not calculate due to rounding.

The Shahuindo mine is located in the province of Cajabamba of northern Peru, approximately 510kms north-northwest of Lima and 30kms north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. Ore is currently truck-dumped onto leach pads with plans to implement crushing and agglomeration of the ore prior to leaching in Q4 2017. The mine is currently operating at a rate of 10,000 tonnes of ore per day and scheduled to increase to 36,000 tonnes of ore per day in 2019 (see also “Future Developments – 2017 guidance” section in this MD&A and “Capital Projects” below). The Company declared commercial production at Shahuindo in May 2016. Proven and Probable oxide Mineral Reserves at the Shahuindo mine as of January 1, 2017 totaled 110.3 million tonnes at an average gold grade of 0.52 g/t containing 1.9 million ounces of gold.

Q4 2016 gold sales generated $16.1 million in revenues at mine operating costs of $18.9 million resulting in a mine operating loss of $2.8 million. Reflected in the quarterly loss is a non-recurring adjustment of $3.5 million related to the refinement of the financial inventory model.

2016 gold sales generated $47.2 million in revenues at mine operating costs of $35.1 million resulting in a mine operating earnings of $12.0 million. Reflected in the 2016 earnings is a non-recurring adjustment of $3.5 million related to the refinement of the financial inventory model.

Total cash costs net of by-product credits for Q4 2016 were $989 per ounce and all-in sustaining costs were $1,513 for the same period. Costs were impacted as a result of the continued ramp-up period, the aforementioned adjustment as well as ongoing sustaining capital projects in the quarter. These costs are expected to decrease upon commissioning of Phase 1 of the crushing and agglomeration circuit. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Total cash costs net of by-product credits for 2016 were $775 per ounce and all-in sustaining costs were $1,162 for the same period. Costs were impacted as a result of the continued ramp-up period, the aforementioned adjustment as well as ongoing sustaining capital projects during the year. These costs are expected to decrease upon commissioning of Phase 1 of the crushing and agglomeration circuit. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Pit development and production

Production from the Shahuindo pit in Q4 2016 totaled 1.5 million tonnes of ore at an average strip ratio of 0.79. A total of 0.7 million tonnes at an average gold grade of 0.89 g/t containing 20.6 thousand gold ounces were placed on the leach pads during Q4 2016. During 2016, production from the Shahuindo pit totaled 5.5 million tonnes of ore at an average strip ratio of 0.66. A total of 3.2 million tonnes at an average gold grade of 0.87 g/t containing 88.2 thousand gold ounces were placed on the leach pads during 2016.

Mining has been developed in phase 1 of the initial pit with two excavators and fifteen 30-tonne dump trucks and reached an average mining rate of 30,000 tpd in Q4 2016. The fine-grained siltstone is being blended with coarser-grained sandstone as it is placed on the leach pads to improve leaching permeability until the initial crushing and agglomeration circuit is operational in Q4 2017.

Absorption, desorption and refining process plant

The Shahuindo plant produced 13.8 thousand and 48.5 thousand ounces of gold in doré during Q4 2016 and 2016, respectively.

The availability of processing water remains at the top of the operation’s priorities. During December 2016, the leaching area returned to planned levels as the rainy season began. A more aggressive leaching campaign is being conducted with the expectation of reducing the inventory generated during the dry season. Construction of the second leach pad, Pad 2A, has been completed and will significantly increase the ore leaching capacity of the operation. Initial loading of Pad 2A is anticipated in March 2017.

Capital projects

The construction of the major storm events pond (the “MSE pond”) was advanced to 85% by the end of Q4 2016. The pond is planned for completion in early 2017 and the application for operational permits started. The MSE pond will also increase water storage capacity and will collect rainwater to be used during the dry season. The solution canal connecting the current PLS and the MSE pond has progressed together with the construction of the pond.

The construction of the base platform and preparation of the foundation for the South dump has advanced on schedule. The South dump will be ready for use by the first quarter of 2017 and it has sufficient capacity to accommodate the waste rock during the following 18 months of operations.

Engineering for the initial crushing and agglomeration circuit is complete; equipment fabrication and procurement is nearing completion. The mine began receiving initial equipment deliveries in Q4 2016. Commissioning of the circuit is expected to commence in Q3 2017. The Company expects to complete the permitting process and begin construction of the initial crushing and agglomeration plant in Q1 2017. Of the $80 million total project budget for the crushing and agglomeration circuit, approximately $14.5 million has been spent to December 31, 2016. Of the remaining amount, the Company has $30.9 million in commitments with the balance expected to be spent in 2017 and 2018.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Additional discussion

In mid-2016, the Company announced a management change in Peru that focused on adding more leadership and expertise in processing heap leach ores that require crushing and agglomeration. Operational changes in stacking, irrigation and solution flow rates for current run-of-mine leaching operations implemented by the new team have been highly successful in improving the solution-to-ore ratio and recovery rates and at the same time have confirmed that crushing and agglomerating the ore will achieve a higher NPV and return on investment than run-of-mine processing. Internal and external testing consistently indicates that a minimum of 80% recovery is achievable for agglomerated ore. The Company’s new project director in Peru who has significant experience in agglomeration and conveyor systems working alongside highly regarded consultants have been reviewing and optimizing crushing, size distribution, geotechnical and materials handling characteristics of the Shahuindo ores. The results from this work strongly support the findings for throughput and recovery contained in the pre-feasibility study published in January 2016. In addition, the Company is now confident that the expected changes to the crushing and agglomeration circuit are likely to result in slightly lower capital and operating costs compared to the pre-feasibility estimate. Commissioning and operation of the Phase I crushing and agglomeration circuit in the second half of 2017 is expected to provide the basis for estimating and confirmation of the cost savings anticipated as a result of this optimization program. The Company anticipates finalizing the purchase order for Phase II crushing and agglomeration equipment by mid-year 2017 with installation complete and commissioning underway by mid-year 2018. The project is expected to reach the full 36,000 tpd production rate and estimated 80% recovery in the second half of 2018, in line with the pre-feasibility study.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Timmins mines

	Q4 2016	(4)	Q4 2015	(3)(4)	2016	(3)(4)	2015	(3)(4)

Tonnes Ore Mined (000’s)	334		-		941		-
Tonnes Ore Milled (000’s)	335		-		938		-
Average Tonnes Milled (tpd)	3,643		-		3,410		-
Average Gold Grade(g/t)	4.38		-		4.19		-
Average Gold Recovery	96%		-		96%		-
Gold Ounces Recovered (000’s)	45.3		-		121.6		-
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$576		$-		$617		$-
Total cash costs per ounce net of by-product credits	$575		$-		$615		$-
Total production costs per ounce net of by-product credits	$890		$-		$892		$-
All-in sustaining costs per ounce net of by-product credits	$976		$-		$1,057		$-
Capital Expenditures(2)	$25,005		$-		$81,772		$-
Sustaining Capital	$15,714		$-		$45,123		$-
Non-Sustaining Capital	$9,291		$-		$36,649		$-

(1)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A which also includes reconciliation to cash costs before by-product credits.
(2)	Capital expenditures for 2016 in the Timmins mines segment includes the acquired 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine of $13.7 million.
(3)	2016 includes results from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold. Results prior to the acquisition date of April 1, 2016 are excluded.
(4)	Numbers may not calculate due to rounding.

Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.

Q4 2016 gold sales generated $40.2 million in revenues at mine operating costs of $34.0 million resulting in mine operating earnings of $6.2 million.

2016 gold sales generated $137.1 million in revenues at mine operating costs of $101.7 million resulting in mine operating earnings of $35.4 million.

Total cash costs net of by-product credits for Q4 2016 were $575 per ounce. All-in sustaining costs for the Q4 2016 were $976 per ounce which were impacted by on-going capitalized ramp and sub-level development advancements. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Total cash costs net of by-product credits for 2016 were $615 per ounce. All-in sustaining costs for the 2016 were $1,057 per ounce which were impacted by on-going capitalized ramp and sub-level development advancements. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Bell Creek

The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20kms northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 900 tonnes of ore per day. Ore is processed at the Bell Creek mill. Proven and Probable Mineral Reserves at the Bell Creek mine as of January 1, 2017 totaled 1.8 million tonnes at an average gold grade of 4.4 g/t containing 245 thousand ounces of gold.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Underground development and production

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,984 and 7,424 metres of development completed in Q4 2016 and 2016, respectively. Infill and definition drilling at the Bell Creek mine totaled 5,931 metres in Q4 2016. A total of 33,936 metres of infill and definition drilling to better define Mineral Resources at Bell Creek have been completed during 2016.

During Q4 2016, the Bell Creek mine delivered 0.1 million tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels. During 2016, the Bell Creek mine delivered 0.2 million tonnes of ore to surface.

Capital projects

Lateral development for the BC Shaft Project on the first two of five horizons was completed during Q4 2016. Vertical development for the pilot hole from 535m level up towards the 300m level via mechanized raise climbing method was completed in the quarter. Engineering and procurement is progressing well with all permanent material available on schedule. Site infrastructure work has also begun to prepare for the civil works around the new hoisting plant and electrical substation footprint. Of the $80 million total budget for the BC Shaft Project, approximately $10.1 million has been spent to December 31, 2016. Of the remaining amount, the Company has $9.3 million in commitments with the balance expected to be spent in 2017 and 2018.

Impact Benefits Agreement

During Q4 2016, the Company entered into an Impact Benefits Agreement (“IBA”) relating to the Company’s Bell Creek mine and surrounding properties with the Mattagami, Wahgoshig, Matachewan and Flying Post First Nation communities in the Timmins area of Northern Ontario. The IBA establishes a framework for continued consultation relating to the Company’s existing and future operations in and around Timmins, and provides long-term financial benefits to the four First Nation communities as well as opportunities in such areas as new business ventures, employment, environmental sustainability training and education.

Timmins West

The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19kms west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the 144 Gap deposit. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2600 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing. Proven and Probable Mineral Reserves at the Timmins West mine as of January 1, 2017 totaled 2.0 million tonnes at an average gold grade of 3.69 g/t containing 233 thousand ounces of gold.

Underground development and production

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,912 and 8,449 metres of development completed in Q4 2016 and 2016, respectively. Progress was made on the infrastructure development at 144 Gap and included ramp, raise and lateral development to access the resource. Underground infill and definition drilling completed at the Timmins West mine in Q4 2016 to improve resource/reserve definition totaled 17,089 metres. A total of 68,573 metres of infill and definition drilling at the Timmins West mine have been completed during 2016.

During Q4 2016, the Timmins West mine delivered approximately 0.2 million tonnes of ore to surface, mined primarily from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits. During 2016, the Timmins West mine delivered 0.7 million tonnes of ore to surface.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Bell Creek Mill

The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.

Mill operations averaged 3,643 tpd in Q4 2016. The mill processed a total of 0.3 million tonnes with an average gold recovery of 96%. Production in Q4 2016 totaled 45.3 thousand recovered gold ounces at an average head grade of 4.38 grams per tonne.

During 2016, the mill averaged 3,410 tpd and processed 0.9 million tonnes of ore at an average grade of 4.19 grams per tonne and an average recovery of 96%, for a total of 121.6 thousand recovered gold ounces.

Construction of the Phase 4 North tailings facility expansion at the Bell Creek Mill was completed and placed into operation in Q4 2016.

PROJECTS

The Company has assembled a projects team and has begun the initial evaluation of high-priority exploration/development projects with the main projects being the La Arena copper-gold sulfide project in Peru and the Fenn-Gib gold project in Canada.

La Arena Phase II Sulfide Project

The La Arena Phase II Sulfide Project (the “La Arena Sulfides”) is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing oxide gold deposit at the La Arena mine in Peru. Modeling of the La Arena porphyry was completed and incorporated into a three dimensional geologic model in 2016 which formed the basis for a new Mineral Resource estimate and internal project scoping study. In addition, the Company plans to complete a new drill program in 2017, to add further definition to the deposit and to obtain samples for metallurgical test work aimed at improving projected gold recoveries. Further studies may follow as the Company continues to evaluate the project. The results of the internal scoping study are positive and the Company has commissioned a NI 43-101 Preliminary Economic Assessment (“PEA”) to be completed by M3 Engineering and Technology of Tucson Arizona. The study is expected to be completed in Q3 2017 and could form the basis for further advancement and studies of the project.

Fenn-Gib

Fenn-Gib is an open-pit project located approximately 70kms east of the Company’s Bell Creek mine in Northern Ontario. Current resources at Fenn-Gib include 40.8 million tonnes at an average grade of 0.99 grams per tonne gold for 1.3 million ounces in the Indicated category and 24.5 million tonnes at an average grade of 0.95 grams per tonne for 0.8 million ounces in the Inferred category.

Work recently began to design exploration and scoping studies to be carried out to complete a Preliminary Economic Assessment (“PEA”) in 2017. This is expected to include 31,500 metres of definition drilling and 25,000 metres of district exploration drilling as well as engineering, metallurgical and environmental studies, consultation with First Nations and mine planning.

EXPLORATION

The Company reported 2016 exploration drill program results in its press release dated January 9, 2017 available at www.sedar.com or on the Company’s website at www.tahoeresources.com. Highlights of the 2016 exploration drill program include:

•	Extensions laterally and vertically from the Central and East Zones into the previously-undrilled Gap Zone target at Escobal in Guatemala.
•	Identification of new zones of near-pit, sandstone-hosted oxide mineralization at Shahuindo in Peru, which is expected to support future pit expansions; and

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

•	Significant extensions of mineralization in the 144 Trend, deep Timmins West, Bell Creek, Vogel, Whitney and Gold River zones in the Timmins district in Canada.

Additional exploration details by country are as follows:

Guatemala

All identified Mineral Resources for the Escobal project are located on the Escobal exploitation concession. Combined with the Juan Bosco exploration concession, these two concessions comprise the Escobal project area.

Exploration continued in Guatemala with four underground drill holes for 2,282 metres completed in Q4 2016. Exploration drilling totaled 11 holes for 9,920 metres during 2016. Throughout 2016 exploration drilling concentrated on testing the deep Gap zone between the East and Central Escobal zones. Mineralization in the project area is defined over a 3,000 metre strike length and 2,000 metre vertical range.

Guatemala exploration expenditures totaled $0.3 million and $1.0 million during Q4 2016 and 2016, respectively.

Peru

During 2016 exploration activity in Peru included first-pass drilling at the El Alizar target near the La Arena mine and extensional drilling on a number of satellite targets at the Shahuindo project. In addition, early-staged exploration was carried out on high priority regional targets surrounding the La Arena and Shahuindo resource areas.

Following receipt of permits at El Alizar, drilling from April to June concentrated on the northwest portion of the project area. Additional permits were received and drilling shifted in early Q3 2016 to the southeast portion of the project area until program completion in mid-November. A total of seven holes for 1,635 metres were completed during Q4 2016. El Alizar drilling during 2016 totaled 25 holes for 5,889 metres. Drilling confirmed narrow, restricted zones of mineralization that were not found to be economic.

Exploration at Shahuindo focused on step-out drilling to define the margins of the current resource and identify new zones peripheral to the current pit. A total of 40 holes for 6,664 metres were completed during Q4 2016 (115 holes for 17,703 metres during 2016) on peripheral targets that include the San Lorenzo and Choloque zones north of the Shahuindo starter pit, the El Sauce zone southeast of the pit and the San Jose zone on the extreme northwest margin of the Shahuindo resource.

The San Lorenzo zone is now defined by 62 drill holes along a northeast trending structural trend that extends 350 metres north of the current Shahuindo pit. A similar north-trending zone of mineralization occurs 400 metres east of San Lorenzo along the Choloque fault which is currently defined by five drill holes over a 250 metre strike length. Mineralization in the El Sauce zone southeast of the current Shahuindo pit is now defined by 22 drill holes over a 275 metre northwest-southeast strike length, 80 metre width and 50 metre depth of oxidation. Drilling in the San Jose zone in the extreme northwest margin of the Shahuindo resource has identified a series of mineralized lenses parallel and within 100 to 200 metres north and south of the main northwest trending Shahuindo anticlinal trend. Mineralization in all of the target areas is predominately sandstone host rocks of the Farratt formation on the limbs of the San Jose anticline that may influence a push back of the current Shahuindo pit.

Reconnaissance work has been carried out in areas north and northwest of Shahuindo to identify additional early-stage district targets. Trenching in the Tabacos, Alisos and Azules zones 1.2 to 1.5kms north of Shahuindo exposed wide zones of mineralization within oxidized sandstone host rocks. Drilling at these early-stage exploration targets, as well as at the La Chilca area northwest of Shahuindo, is planned in 2017 as permits are received.

Peru exploration expenditures totaled $2.9 million and $6.6 million for Q4 2016 and 2016, respectively.

Canada

In Canada a total of 28,774 metres of exploration drilling were completed throughout the Timmins district during Q4 2016. Exploration since the April 1, 2016 acquisition of Lake Shore Gold through the end of Q4 2016 totaled 66,800 metres of drilling. The exploration drilling totals are in addition to the 19,902 metres and 101,927 metres of deposit infill and definition drilling complete in Q4 2016 and 2016, respectively. This exploration is part of the Company’s long-term strategy to grow gold mineral reserves and/or mineral resources by two to four million ounces in Canada. Refer to the “Future Developments - Targets and Initiatives” section in this MD&A.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Timmins West Complex

Drilling at the Timmins West Complex focused on definition of resources at the 144 Gap Deposit and extensional drilling at Timmins Mine Deep, 144 Trend and Gold River Trend.

Exploration of the Timmins Deposit during Q4 2016 consisted of three underground drill holes (562 metres) and one surface hole (1,869 metres) to test the down plunge extension of the Timmins Deposit Fold Nose (“TDFN”). For 2016, exploration of the Timmins Deposit consisted of four underground drill holes (1,358 metres) and one surface hole (2,249 metres). Results to date from the underground drilling have proven the extension of mineralization along the fold nose approximately 150 metres below the current resource limit.

A deep master drill hole commenced from surface in September 2016 with the objective of intersecting the TDFN structure approximately 400 metres below the current resource limit and was completed in early February 2017. Results to date from this drilling have extended the fold nose structure to at least the 1,800 metre level (350 metres below current resource). Observations from the drill core indicate rock types, alteration and structure similar to higher levels of the mine with local gold mineralization. Sampling and assaying of the hole are still in progress. Planning is underway to complete up to three or four daughter (wedge) holes to test up and down dip along the target structure, with the first hole now in progress.

144 Trend

Exploration drilling in the 144 Gap area tested both near-mine expansion targets and potential new discoveries. A total of 11,043 metres of capital infill drilling and 657 metres of extensional drilling were completed from the 144 underground drill platform during Q4 2016 (53,089 and 4,269 metres of infill and extensional drilling, respectively during 2016). Specific exploration targets included stratigraphic contacts and structural features between the 144 Gap and Gap SW Zones, and potential new zones at the Thunder Creek Stock target areas.

Capitalized underground and surface drilling at the 144 Gap deposit was designed to support detailed mine planning. The most recent drilling defined the resource at seven to 15 metre drill spacing with results generally in line with the previous resource estimate for the deposit. Refinement of the resource model is now in progress with an initial reserve estimate expected during the first half of 2017.

Drilling along the general 144 Trend targeted the 144 South Zone located approximately 1.6kms southwest of the 144 Gap Deposit. Drilling at 144 South included 6 surface exploration holes and 2 wedge cuts for 6,312 metres for Q4 2016 (14,067 metres during 2016) succeeded in extending mineralization along a syenite porphyry approximately 65 metres to the east and to depth, and 50 to 150 metres to the west from where previously recognized. Mineralization is now defined over a 300 metre strike length and 700 metre vertical window along a distinct southwest trending, north-westerly dipping corridor which remains open to depth and at least 1.5kms along strike to the southwest.

Bell Creek Complex

Exploration in Q4 2016 at the Bell Creek Complex included 26 underground holes for 8,375 metres (25,800 metres during 2016) and two surface holes with three 3 wedge cuts for 3,520 metres (4,430 metres during 2016). Underground drilling focused on two main areas including the NA/NA2 Zones, the two largest resource blocks at the Bell Creek mine, and the HW6 Zone, a new structure discovered in late 2015 near the west limit of the mine. Drilling successfully extended the NA/NA2 Zones a minimum of 30 metres to the east and to depth. Drilling of the HW6 Zone extended mineralization a minimum of 60 metres down dip that remains open to depth.

Surface drilling during Q4 2016 at the Bell Creek Complex focused on extending resources to depth at the Schumacher and Vogel properties east of the Bell Creek mine. The program identified mineralization approximately 250 metres below the current Vogel resource and 1.0 kilometre east of the Bell Creek 760 Level. The deep Vogel extension remains open to the east and to depth and will be the focus of additional drilling in 2017.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Whitney project

The Whitney project is currently a joint venture for which the Company is the operator. Located adjacent to the Bell Creek Complex, the Whitney project covers approximately 8.9km 2 of highly prospective exploration property and has the potential to add significant new resources to the Company’s portfolio. Recent work by the Company includes drilling and environmental studies which could be used to support future resource updates.

Exploration at Whitney evaluated both shallow open-pit and deeper underground targets during 2016. Near-surface drilling earlier in the year focused on areas surrounding the upper Hallnor mine and C zones in the east portion of the property to confirm and delineate previously recognized mineralization amenable to open-pit extraction. Near surface mineralization is now defined over a 1,250 metre strike length with an updated resource estimate and open pit optimization study currently underway.

Drilling during Q4 2016 focused on testing deep targets below the 1,000 metre level west of the historic Hallnor Mine workings with 20 holes and five wedge cuts for 7,581 metres completed during the Q4 2016 (36,827m during 2016). Deep drilling succeeded in extending mineralization 140 metres west and 200 metres down dip from the previous limits of the #19 and #20 veins, which were partially mined between the 1,200 and 1,500 metre levels of the Hallnor mine.

Drilling of the C zone focused on potential open-pit or shallow underground targets along a 200 metre zone immediately west of the Hallnor open pit. A number of intercepts within 150 metres from surface show mineralization related to a shallow northward dipping structure that remains open at depth.

Further to the Company’s July 5, 2016 announcement regarding a proposed transaction to increase its ownership in the Whitney project to 100%, negotiations for a definitive agreement remain ongoing although the original Letter of Intent expired on December 31, 2016. Any transaction will be subject to the execution of a definitive agreement and to the approval by the Company’s Board of Directors.

Juby

Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, 100kms south of Timmins. Current Mineral Resources include 26.6 million tonnes at an average grade of 1.28 grams per tonne for 1.1 million ounces in the Indicated Mineral Resource category and 96.2 million tonnes at an average grade of 0.94 grams per tonne for 2.9 million ounces in the Inferred Mineral Resource category.

Preparations are underway for an exploration program designed to validate and expand the current resources in 2017. Initial data compilation, exploration planning and refinement of the current resource model will be carried out throughout the winter with field mapping and sampling and 10,000 metres of diamond drilling planned later in 2017.

Gold River

The Gold River Trend East and West deposits are located approximately four kilometres south of the Timmins West mine and contain an Indicated Mineral Resource of 117.4 thousand ounces of gold (0.7 million tonnes at an average gold grade of 5.29 g/t) and an Inferred Mineral Resource of 1,027.8 thousand ounces of gold (5.3 million tonnes at an average gold grade of 6.06 g/t). Recent drilling (12 holes for 10,864 metres) has identified extensions of mineralization along strike and down dip of the east-west trending East and West deposits.

Surface drilling along the Gold River Trend, located four kilometres south of the Timmins West Mine included four holes and three wedge cuts (5,757 metres for Q4 2016 and 13,085 metres during 2016) focused on testing depth extensions of the West and East deposits. At Gold River West drilling extended mineralization 250 metres below the current resource and 150 metres west of previously reported intercepts. At Gold River East recent drilling intersected mineralization 300 metres below the current resource limit.

Expensed exploration expenditures in Canada amounted to $3.7 million and $6.8 million for Q4 2016 and 2016, respectively.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of, among other things, the risks of doing business in foreign countries, the sustainability of operations and the dependence on operating mines and the risks associated with the various development projects. This document should be read in conjunction with Tahoe’s 2016 Annual Information Form (“AIF”) which includes a risk factor discussion under the heading “Description of Our Business – Risk Factors Relating to Our Business” and “ – Risk Factors Relating to Our Shares”. Tahoe’s AIF is available at www.sedar.com.

COUNTRY RISKS RELATED TO OPERATIONS

The Company’s operations are subject to political, economic, social and geographic risks. Mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry, judicial activity or political change or instability. Operations may also be affected in varying degrees by government regulations and laws with respect to restrictions on production, permitting, real property, price controls, export controls, taxes, royalties, expropriation of property, environmental legislation and mine safety. Additional adverse effects could result from local protests impeding access to the Company’s properties through roadblocks or other public protests or attacks against the Company’s assets or personnel.

Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes, however the country still suffers from social problems, including, but not limited to, a high crime rate, political corruption, malnutrition, poverty and uncertain land tenure. These issues could adversely affect the Company’s operations at the Escobal mine. In addition, local opposition to development projects often occurs. Opposition in the form of roadblocks, public protests or other means, by members of local communities, anti-mining NGOs, unemployed people and unions can occur on local, national and provincial routes. Renewed political unrest, changing government attitudes towards mining, or a political crisis could adversely affect the Company’s business and results of operations. The status of Guatemala as a developing country may make it more difficult for the Company to retain licenses and obtain required financing for projects.

After a decade of political instability and one of its worst economic crisis in history, Peru has experienced relative political stability and economic growth since the mid-1990s as a result of the restructuring of Peruvian institutions to create a free-market economy. Political tension, poverty, unemployment and social conflict still occur and may result in an adverse effect on the Company’s business and operations. In addition, illegal mining occurs in some regions of Peru, including in regions where the Company operates. Historically, unregulated mining operations have adversely impacted the environment, health and safety, human rights, security and the socio-economic fabric of the nearby communities. The Company is working to eliminate illegal mining and legitimize artisanal and informal mining on its concessions by utilizing government-sanctioned mitigation programs. However, illegal mining may still occur resulting in an adverse effect on the Company’s business and operations.

MATTERS RELATED TO ABORIGINAL RIGHTS IN CANADA

The Company’s Canadian mines, mineral properties and related mineral interests are located on and beneath lands that are or may be subject to claims of constitutionally protected aboriginal rights, aboriginal title and treaty rights. Canadian courts have set out certain tests that governments must adhere to in any permitting decisions that may affect asserted or established aboriginal rights and aboriginal title as well as treaty rights. This includes requirements for aboriginal consultation and, if appropriate, accommodation in respect of claimed but unproven aboriginal rights and title. It also includes requirements that must be met in order to justify any infringement of treaty rights, established aboriginal rights or aboriginal title (if proven and aboriginal consent has not been obtained). The Company does not have any mines or mineral properties in Canada in areas where aboriginal title has been proven to date.

The duties of consultation, accommodation and, where applicable, justification for infringement of aboriginal rights, aboriginal title and treaty rights apply to the federal and provincial governments, not to private companies. Canadian courts however, have held that governments can delegate certain procedural aspects of the duty to consult to private parties. Further, these governmental duties could affect the Company's interests in various indirect ways, including potential legal challenges to governmental permits that have been issued, challenges or delays in securing permits and approvals in future, the imposition of terms and conditions to address aboriginal interests and claims to lands or mineral interests.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

In order to mitigate these risks, and in order to build constructive relations in the communities within which it operates, the Company is committed to working constructively with regulators and aboriginal communities to assist governments in fulfilling their duties to aboriginal peoples in respect of the Company’s Canadian mines and mineral properties. The Company is also committed to direct, bilateral engagements with aboriginal groups to explore opportunities for positive relations and mutual benefit. To this end, the Company is party to exploration and Impact and Benefits Agreements with local First Nations in respect of the Timmins mines that provide for education and training of First Nations members, employment opportunities, environmental care, and collaborative business opportunities. The Company has entered into an Impact and Benefits Agreement with five First Nations in respect of the Bell Creek mine, effective September 30, 2016.

RISKS RELATED TO THE LAKE SHORE GOLD ACQUISITION

The anticipated benefits from the Lake Shore Gold acquisition will depend in part on whether Tahoe and Lake Shore Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, implementing uniform standards, controls, procedures and policies, as applicable, including the integration of Lake Shore Gold’s disclosure controls and procedures and internal control over financial reporting with the Company’s existing procedures and controls, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

RISKS RELATED TO INFORMATION SYSTEMS SECURITY

Attacks on the Company's information technology (“IT”) systems (or on systems of key third parties on which the Company relies), failure or non-availability of a key IT system or Industrial control system (“ICS") whether intentional or not, could result in disruptions to the Company’s operations, personal injury, property damage or financial or reputational risks. As the cyber threat landscape is ever changing, the Company’s primary focus includes: evaluating risk-prioritized controls, policies and procedures to protect against known and emerging threats; tools to provide automated monitoring and alerting; and disaster and backup recovery systems to restore systems and return to normal operations. The Company has implemented and tested system controls and infrastructure for disaster recovery for primary IT systems.

The Company's risk and exposure under these circumstances cannot be fully mitigated in consideration of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, networks, and data from attack or disclosure, damage or unauthorized access remain a priority. As cyber threats continue to emerge, the Company may be required to expend additional resources to continue to modify, enhance or refine protective measures and/or investigate and remediate any security vulnerabilities and processes.

NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines produce primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

During Q4 2016, the Company began reporting total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing total the operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below. Comparative periods have been updated to reflect current period presentation. There is no impact to current or prior period disclosed numbers due to the inclusion of this new metric.

For each operating segment of the Company, the following tables provide reconciliations of: 1) consolidated earnings to consolidated adjusted earnings; 2) total operating costs (cost of sales) to total cash costs; and 3) total production costs, total cash costs and all-in sustaining costs to the consolidated financial statements for the years ended December 31, 2016 and 2015.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share(1)(2)

The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings (loss) or consolidated earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.

The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share on a consolidated basis.

	Q4 2016	Q4 2015	2016	2015
Earnings (loss)(1)(2)	$315	$(107,717)	$117,876	$(71,911)
Impairment, net of tax	-	153,362	-	153,362
Unrealized foreign exchange loss	(1,284)	4,150	539	4,530
Acquisition costs	49	871	11,134	11,719
Deferred tax(3)	19,335	-	19,335	-
Loss on conversion of debentures	-	-	32,304	-
Loss (gain) on derivative instruments (currency swap)	-	339	(803)	1,210
Adjusted earnings	$18,415	$51,005	$180,385	$98,910

Weighted average common shares outstanding
Basic (000’s)	311,653	227,620	289,727	207,811
Diluted (000’s)	311,786	227,764	289,988	207,811
Adjusted earnings per share
Basic	$0.06	$0.22	$0.62	$0.48
Diluted	$0.06	$0.22	$0.62	$0.48

(1)	Results of the Timmins mines prior to the date of acquisition of Lake Shore Gold on April 1, 2016 are excluded.
(2)	Results of La Arena and Shahuindo prior to the date of acquisition of Rio Alto on April 1, 2015 are excluded.
(3)	Adjustment to reflect the impact of a non-cash deferred tax charge resulting from a change in enacted rates Peru.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.

Total cash costs (silver)

Total cash costs and total production costs per ounce of produced silver, net of by-product credits

Total cash costs and total production costs	Q4 2016	Q4 2015 (1)	2016	2015
Total operating costs (cost of sales)(2)	$52,524	$29,531	$200,497	$190,944
Depreciation and depletion	(12,903)	(11,876)	(53,204)	(47,594)
Change in product inventory	(2,558)	(63)	(1,139)	243
Treatment and refining charges	8,173	11,438	32,600	34,968
Total cash costs before by-product credits(3)	$45,236	$29,030	$178,754	$178,561
Gold credit	(1,910)	(3,508)	(10,213)	(10,873)
Lead credit	(7,554)	(6,209)	(22,019)	(18,115)
Zinc credit	(4,657)	(7,035)	(22,693)	(23,938)
Total cash costs net of by-product credits	$31,115	$12,278	$123,829	$125,635
Depreciation and depletion	12,903	11,876	53,204	47,594
Total production costs net of by-product credits	$44,018	$24,154	$177,033	$173,229

Silver ounces sold in concentrate (000’s)	4,470	6,236	18,996	20,190
Silver ounces produced in concentrate (000’s)	4,801	5,515	21,189	20,402

Total operating costs (cost of sales) per ounce sold	$11.75	$4.74	$10.55	$9.46
Total cash costs per ounce produced before by-product credits	$9.42	$5.26	$8.44	$8.75
Total cash costs per ounce produced net of by-product credits	$6.48	$2.23	$5.84	$6.16
Total production costs per ounce produced net of by-product credits	$9.17	$4.38	$8.35	$8.49

(1)	Due to the judicial invalidation of the 10% royalty regime, a reversal of royalties previously accrued was recognized during Q4 2015.
(2)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(3)	Gold, lead and zinc by-product credits are calculated as follows:

	Q4 2016				Q4 2015
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	1,820	$1,050	$1,910	$0.40	3,347	$1,048	$3,508	$0.64
Lead Tonnes	2,288	$3,303	$7,554	$1.57	3,396	$1,828	$6,209	$1.13
Zinc Tonnes	2,840	$1,640	$4,657	$0.97	4,542	$1,549	$7,035	$1.28

	2016				2015
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	7,676	$1,330	$10,213	$0.48	9,793	$1,110	$10,873	$0.53
Lead Tonnes	8,993	$2,448	$22,019	$1.04	9,768	$1,855	$18,115	$0.89
Zinc Tonnes	12,345	$1,838	$22,693	$1.07	13,297	$1,800	$23,938	$1.17

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (gold)

Total cash costs and total production costs per ounce of produced gold, net of by-product credits

	Q4 2016(7)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(5)	$36,083	$18,929	$34,016	$89,028
Depreciation and depletion	(9,732)	(5,548)	(14,320)	(29,600)
Change in product inventory(3)	2,951	469	6,389	9,809
Smelting and refining charges	810	92	49	951
Total cash costs before by-product credits	$30,112	$13,942	$26,134	$70,188
Silver credit(6)	(100)	(348)	(83)	(531)
Total cash costs net of by-product credits	$30,012	$13,594	$26,051	$69,657
Depreciation and depletion	9,732	5,548	14,320	29,600
Total production cost net of by-product credits	$39,744	$19,142	$40,371	$99,257

Gold ounces sold (000’s)	53.0	12.9	33.0	98.9
Gold ounces produced(4) (000’s)	58.1	13.8	45.3	117.2

Total operating costs (cost of sales) per ounce sold	$680	$1,473	$1,030	$900
Total cash costs per ounce produced before by-product credits	$518	$1,014	$576	$599
Total cash costs per ounce produced net of by-product credits	$516	$989	$575	$594
Total production costs per ounce produced net of by-product credits	$684	$1,392	$890	$847

	2016(1)(7)
	La Arena	Shahuindo(2)	Timmins mines	Total
Total operating costs (cost of sales)(5)	$143,008	$35,134	$101,739	$279,881
Depreciation and depletion	(27,779)	(10,016)	(33,745)	(71,540)
Change in product inventory(3)	4,994	2,471	6,843	14,308
Smelting and refining charges	1,814	262	133	2,209
Total cash costs before by-product credits	$122,037	$27,851	$74,970	$224,858
Silver credit(6)	(385)	(721)	(261)	(1,367)
Total cash costs net of by-product credits	$121,652	$27,130	$74,709	$223,491
Depreciation and depletion	27,779	10,016	33,745	71,540
Total production cost net of by-product credits	$149,431	$37,146	$108,454	$295,031

Gold ounces sold (000’s)	198.6	36.7	107.6	343.0
Gold ounces produced(4) (000’s)	204.1	35.0	121.6	360.7

Total operating costs (cost of sales) per ounce sold	$720	$956	$946	$816
Total cash costs per ounce produced before by-product credits	$598	$796	$617	$623
Total cash costs per ounce produced net of by-product credits	$596	$775	$615	$620
Total production costs per ounce produced net of by-product credits	$732	$1,061	$892	$818

(1)	2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)	2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.
(3)

Change in product inventory at Shahuindo for Q4 2016 and 2016 includes costs related to gold produced in doré, but not sold as at December 31, 2016. Costs associated with the build-up of stockpile during the commissioning phase which remain work in process inventory at December 31, 2016 have been excluded from the inventory movements in the period.

(4)	Gold ounces produced at La Arena and Shahuindo are gold ounces produced in doré.
(5)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(6)	Consolidated silver by-product credits are calculated as follows:

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q4 2016				2016
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Silver Ounces	26,310	$20.18	$531	$4.53	68,830	$19.86	$1,367	$3.79

(7)	Numbers in table may not calculate due to rounding.

	Q4 2015(1)(2)(3)(8)(9)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(4)	$43,956	$-	$-	$43,956
Depreciation and depletion	(11,419)	-	-	(11,419)
Change in product inventory	(2,002)	-	-	(2,002)
Smelting and refining charges	68	-	-	68
Total cash costs before by-product credits	$30,603	$-	$-	$30,603
Silver credit(7)	(117)	-	-	(117)
Total cash costs net of by-product credits	$30,486	$-	$-	$30,486
Depreciation and depletion	11,419	-	-	11,419
Total production cost net of by-product credits	$41,905	$-	$-	$41,905

Gold ounces sold (000’s)	56.4	-	-	56.4
Gold ounces produced(6) (000’s)	56.4	-	-	56.4

Total operating costs (cost of sales) per ounce sold	$780	$-	$-	$780
Total cash costs per ounce produced before by-product credits	$543	$-	$-	$543
Total cash costs per ounce produced net of by-product credits	$541	$-	$-	$541
Total production costs per ounce produced net of by-product credits	$743	$-	$-	$743

	2015(1)(2)(3)(8)(9)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(4)(5)	$130,531	$-	$-	$130,531
Depreciation and depletion	(31,277)	-	-	(31,277)
Change in product inventory	(3,425)	-	-	(3,425)
Smelting and refining charges	408	-	-	408
Total cash costs before by-product credits	$96,237	$-	$-	$96,237
Silver credit(7)	(298)	-	-	(298)
Total cash costs net of by-product credits	$95,939	$-	$-	$95,939
Depreciation and depletion	31,277	-	-	31,277
Total production cost net of by-product credits	$127,216	$-	$-	$127,216

Gold ounces sold (000’s)	173.9	-	-	173.9
Gold ounces produced(6) (000’s)	174.1	-	-	174.1

Total operating costs (cost of sales) per ounce sold	$753	$-	$-	$753
Total cash costs per ounce produced before by-product credits	$553	$-	$-	$553
Total cash costs per ounce produced net of by-product credits	$551	$-	$-	$551
Total production costs per ounce produced net of by-product credits	$731	$-	$-	$731

(1)	Q4 2015 and 2015 comparative figures exclude data from the Timmins mines.
(2)	2015 figures include data from the La Arena mine beginning April 1, 2015, the date of acquisition of Rio Alto.
(3)	Q4 2015 and 2015 comparative figures exclude data from the Shahuindo mine as commercial production was declared May 1, 2016.
(4)	Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(5)	Production costs included in total operating costs exclude the non-cash fair value adjustment related to the acquisition of Rio Alto of $11.7 million.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(6)	Gold ounces produced at La Arena are gold ounces produced in doré.
(7)	Silver by-product credits are calculated as follows:

	Q4 2015				2015
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Silver Ounces	7,016	$16.68	$117	$2.07	19,666	$15.15	$298	$1.70

(8)	Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(9)	Numbers in table may not calculate due to rounding.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operations, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

All-in sustaining costs (silver)

Total all-in sustaining costs per ounce of produced silver, net of by-product credits(2)

	Q4 2016	Q4 2015	2016	2015
Total cash costs net of by-product credits	$31,115	$12,278	$123,829	$125,635
Sustaining capital(1)	10,295	8,853	27,030	29,685
Exploration	281	415	1,002	1,864
Reclamation cost accretion	57	48	198	195
General and administrative expenses	5,129	5,136	18,655	28,531
All-in sustaining costs	$46,877	$26,730	$170,714	$185,910

Silver ounces produced in concentrate (000’s)	4,801	5,515	21,189	20,402

All-in sustaining costs per ounce produced net of by-product credits	$9.76	$4.85	$8.06	$9.11

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.
(2)	Numbers in table may not calculate due to rounding.

All-in sustaining costs (gold)

Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q4 2016(4)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$30,012	$13,594	$26,051	$69,657
Sustaining capital	13,560	2,307	14,686	30,553
Exploration	568	1,594	2,518	4,680
Reclamation cost accretion	308	177	41	526
General and administrative expenses(3)	1,268	3,132	938	5,338
All-in sustaining costs	$45,716	$20,804	$44,234	$110,754

Gold ounces produced (000’s)	58.1	13.8	45.3	117.2

All-in sustaining costs per ounce produced net of by-product credits	$786	$1,513	$976	$945

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	2016(1)(2)(4)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$121,652	$27,130	$74,709	$223,491
Sustaining capital	35,272	5,833	45,123	86,228
Exploration	1,664	3,751	5,062	10,477
Reclamation cost accretion	1,266	816	90	2,172
General and administrative expenses(3)	11,024	3,135	3,559	17,718
All-in sustaining costs	$170,878	$40,665	$128,543	$340,086

Gold ounces produced (000’s)	204.1	35.0	121.6	360.7

All-in sustaining costs per ounce produced net of by-product credits	$837	$1,162	$1,057	$943

(1)	2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)	2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.
(3)	General and administrative expenses at Shahuindo include a year-to-date adjustment to assign certain costs to production and other expense.
(4)	Numbers in table may not calculate due to rounding.

	Q4 2015(1)(2)(3)(4)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$30,486	$-	$-	$30,486
Sustaining capital	11,859	-	-	11,859
Exploration	(106)	-	-	(106)
Reclamation cost accretion	243	-	-	243
General and administrative expenses	1,154	-	-	1,154
All-in sustaining costs	43,636	-	-	43,636

Gold ounces produced in doré (000’s)	56.4	-	-	56.4

All-in sustaining costs per ounce produced net of by-product credits	$774	$-	$-	$774

	2015(1)(2)(3)(4)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$95,939	$-	$-	$95,939
Sustaining capital	25,892	-	-	25,892
Exploration	1,403	-	-	1,403
Reclamation cost accretion	811	-	-	811
General and administrative expenses	3,481	-	-	3,481
All-in sustaining costs	127,526	-	-	127,526

Gold ounces produced in doré (000’s)	174.1	-	-	174.1

All-in sustaining costs per ounce produced net of by-product credits	$733	$-	$-	$733

(1)	Q4 2015 and 2015 comparative figures exclude data from the Timmins mines.
(2)	2015 figures include data from the La Arena mine beginning April 1, 2015, the date of acquisition of Rio Alto.
(3)	Q4 2015 and 2015 comparative figures exclude data from the Shahuindo mine as commercial production was declared May 1, 2016.
(4)	Numbers in table may not calculate due to rounding.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW

Q4 2016 vs. Q4 2015

Cash provided by operating activities before changes in working capital was $74.7 million for Q4 2016, compared to $96.8 million for Q4 2015. This $22.1 million decrease is primarily due to a decrease in sales of approximately 1.8 million ounces of silver in concentrate. Net cash provided by operating activities totaled $107.0 million for Q4 2016, compared to $54.2 million for Q4 2015. This increase is primarily due to the addition of production from the Timmins mines acquired on April 1, 2016, in addition to production from Shahuindo which reached commercial production during Q2 2016.

Investing activities consisted of additions to property, plant, and equipment of $64.4 million during Q4 2016, compared to $44.5 million during Q4 2015. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, equipment procurement and personnel engagement for the initiation of the BC Shaft Project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal, and various infrastructure construction including the crushing and agglomeration circuit at Shahuindo and general improvements at all of the Company’s operations.

Financing activities resulted in a cash outflow of $20.2 million during Q4 2016 compared to a cash outflow of $16.0 million during Q4 2015. The Q4 2016 outflow was primarily due to the $16.3 million cash payment of dividends, a $0.1 million payment of financing fees, $3.1 million in payments on the finance leases and $0.8 million in other financing activities. These outflows were partially offset by $0.2 million in proceeds from the issuance of common shares on exercise of share options. The Q4 2015 cash outflow was primarily due to the $13.6 million cash payment of dividends, $1.5 million in payments on the finance leases and $2.0 million in interest and financing fees paid which were offset by $1.1 million in proceeds from the issuance of common shares on exercise of share options.

2016 vs. 2015

Cash provided by operating activities before changes in working capital was $385.9 million for 2016, compared to $226.3 million for 2015. Net cash provided by operating activities totaled $249.5 million for 2016, compared to $166.7 million for 2015. These increases are primarily due to a full year of production from La Arena, eight months of production at Shahuindo which reached commercial production in Q2 2016 and nine months of production from the Timmins mines acquired on April 1, 2016.

Investing activities consisted of additions to property, plant, and equipment of $190.9 million during 2016, compared to $122.0 million during 2015. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, mine construction, including plant, pit, pad and other various construction activities at Shahuindo prior to declaration of commercial production on May 1, 2016, development and construction of the BC Shaft Project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal, and various infrastructure construction including the crushing and agglomeration circuit at Shahuindo and improvements at all of the Company’s operations. These 2016 additions were offset by $70.2 million in cash acquired through the Lake Shore Gold acquisition.

Financing activities resulted in a cash outflow of $72.9 million during 2016 compared to an outflow of $81.8 million during 2015. The 2016 outflow was primarily due to the $67.0 million cash payment of dividends, a $3.4 million payment of interest and financing fees and $22.3 million in payments on the finance leases (including $10.8 million related to the retirement of the sale-leaseback lease obligation). These outflows were partially offset by $19.8 million in proceeds from the issuance of common shares on exercise of share options. The 2015 outflow was primarily due to the repayment of the loan facility of $50.0 million in addition to $49.7 million relating to the cash payment of dividends, $4.8 million in payments on the finance leases and $5.0 million in interest and financing fees paid which were offset by $27.7 million in proceeds from the issuance of common shares on the exercise of stock options.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISK MANAGEMENT

The Company’s cash and cash equivalents balance at December 31, 2016 was $163.4 million compared to $108.7 million at December 31, 2015.

The Company had working capital of $209.0 million and non-current liabilities of $348.7 million at December 31, 2016 of which $236.2 million relates to non-cash deferred tax liabilities. This compares to working capital of $77.3 million at December 31, 2015 and non-current liabilities of $187.6 million of which $134.6 million relates to non-cash deferred tax liabilities. The $131.7 million change in working capital position was primarily due to the refinancing of the $35 million debt, a $54.7 million increase in cash and cash equivalents combined with a $21.4 million increase in the concentrate sales accounts receivable and an increase in inventories of $56.5 million primarily as a result of the buildup of product inventories. These were partially offset by increases in accounts payable and accrued liabilities and the current portion of lease obligation of $29.4 million and $2.5 million, respectively. The changes in working capital noted above reflect the impact of the inclusion of Lake Shore Gold during 2016.

It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate and doré production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations. The Company may consider alternative financing arrangements to meet its strategic needs and currently has a $150 million undrawn revolving credit facility in place to further mitigate liquidity risk. Refer to the “Debt Facilities” section of this MD&A for further information.

The Company’s capital consists of the following:

	December 31,	December 31,
	2016	2015
Equity	$2,572,154	$1,664,031
Debt	35,000	35,000
Lease obligations	15,946	13,862
	2,623,100	1,712,893
Cash and cash equivalents	(163,368)	(108,667)
Restricted cash	(4,672)	(2,500)
	$2,455,060	$1,601,726

The Company’s strategy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2015.

Dividends declared and paid during Q4 2016 and 2016 totaled $18.7 million and $69.4 million, respectively (Q4 2015 and 2015: $13.6 million and $49.7 million, respectively). Dividends paid in 2016 consist of cash and non-cash payments in the form of common shares of the Company through the dividend reinvestment plan. For Q4 2016 and 2016, cash payments were $16.3 million and $67.0 million, respectively, and non-cash payments were $2.4 million and $2.4 million, respectively for a total issuance of 256,747 common shares of the Company.

Financial risk management

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables, sales tax receivable and cash and cash equivalents.

The Company manages the credit risk associated with trade and other receivables by selling to organizations with strong credit ratings and/or by requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk in trade receivables to be negligible as well.

Receivables other than trade receivables are primarily sales tax receivables from the governments of Guatemala, Peru and Canada. The Company has a history of consistent collection of the sales tax receivables and therefore considers its risk to be negligible.

The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions and as such, the Company deems the credit risk on cash and cash equivalents to be low.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. To further mitigate this risk, the Company has the Revolving Facility in place in the amount of $150 million.

Refer to the “Commitments and Contingencies” section of this MD&A for details on the Company’s significant undiscounted commitments at December 31, 2016.

Market Risk

The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

Foreign Exchange Risk

The Company is exposed to foreign exchange or currency risk on balances that are denominated in a currency other than the USD. These include cash and cash equivalents, sales tax receivables, accounts payable and accrued liabilities, finance leases and taxes payable.

To minimize currency risk, substantially all of the Company’s cash is denominated in USD and is kept in highly liquid instruments such as commercial paper and time deposits.

Cash and cash equivalents held in foreign currencies, denominated in USD, are as follows:

	December 31, 2016	December 31, 2015
Guatemalan quetzal	$564	$777
Peruvian sol	3,579	2,185
Canadian dollar	20,386	2,650
Other	82	87
	$24,611	$5,699

Exchange rate fluctuations may also affect the costs that the Company incurs in its operations. While most of the Company’s goods and services are contracted in USD, there is a portion contracted in other currencies (CAD, Guatemalan quetzals and Peruvian soles). The appreciation of these currencies against the USD can increase the production costs the Company incurs while the depreciation of these currencies against the USD can decrease the production costs the Company incurs.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

In addition, the Company is exposed to currency risk through non-monetary assets and liabilities of subsidiaries whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2016, the Company had $236.2 million of deferred income tax liabilities, which arose primarily from the acquisitions of Rio Alto in 2015 and Lake Shore Gold in 2016. Based on the Company’s foreign exchange exposure on deferred tax liabilities at December 31, 2016, a 10% appreciation or depreciation in foreign exchange rates against the USD would have resulted in an approximate $17.1 million increase or decrease in the Company’s earnings.

The Company recognized a foreign exchange loss of $435 at December 31, 2016 (December 31, 2015: $4.5 million). Based on the Company’s net exposure on monetary assets at December 31, 2016, a 10% appreciation or depreciation in foreign exchange rates against the USD would have resulted in an approximate $3.8 million increase or decrease in the Company’s earnings.

At December 31, 2016, the Company has determined the exposure to currency risk to be at an acceptable level.

Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At December 31, 2016, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the Facility, the Revolving Facility and finance leases. The weighted average interest rate paid by the Company during the year ended December 31, 2016 related to debt facilities was 2.95% (year ended December 31, 2015: 6.29%) . No amounts were drawn on the Revolving Facility and therefore only standby fees were applicable for the year ended December 31, 2016.

At December 31, 2016, the Company has determined the interest rate risk to be low and that a 10% increase or decrease in market interest rates would result in a nominal increase or decrease to the Company’s earnings.

Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices.

The Company has determined that price risk due to fluctuations in metals prices is at an acceptable level and has not entered into any hedging contracts.

The costs associated with production, development, construction and exploration activities of the Company are also subject to price risk as it relates to certain consumables including diesel fuel and power. The Company deems its exposure to price risk related to fuel prices to be at an acceptable level and has not entered into any hedging contracts.

At December 31, 2016, the Company has determined overall exposure to price risk to be at an acceptable level.

DEBT FACILITIES

Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a $35 million loan (the “Loan”). The funds were used by Rio Alto for general working capital purposes. As security for the Loan, Rio Alto granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Loan had an original one-year term, maturing June 16, 2015 bearing interest at 30-day LIBOR plus 2.60% . Upon maturity, the Loan was extended an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid in full using the proceeds of the Facility.

Credit facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on January 11, 2017. The Facility has a two-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the Loan which was acquired as part of the acquisition of Rio Alto on April 1, 2015.

Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the Revolving Facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $0.2 million and $0.8 million for Q4 2016 and 2016, respectively (Q4 2015 and 2015: $0.2 million and $0.3 million, respectively). The term for the Revolving Facility is three years and proceeds may be used for general corporate purposes. As at the date of this MD&A, the Company had not drawn on the Revolving Facility.

The Company is currently in compliance with all covenants associated with the Revolving Facility and the Facility.

LEASE OBLIGATIONS

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20.7 million in exchange for cash and a deferred gain on sale of $0.6 million was recognized and is being amortized over the term of the sale-leaseback. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20.7 million for a term of three years with quarterly instalments of interest and principal at an effective interest rate of 6.95% and $1.2 million in principal on the lease was immediately repaid. On April 1, 2015, the lease obligation had a fair value of $19.3 million. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests.

On August 5, 2016, the lease obligation was retired for a total of $11.0 million. Refer to the “Highlights – La Ramada Sale-Leaseback” section of this MD&A.

As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.85% . The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair values of the finance lease liabilities approximate their carrying amount.

In addition to the finance leases acquired as part of the acquisition of Lake Shore Gold, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7.3 million and leased them back for a period of 36 months. The sale-leaseback bore interest at 3.7% and was paid through 12 quarterly instalments of principal and interest with the final payment having been paid on October 1, 2016. Upon final payment, the Company elected the option to purchase all the equipment for CAD$1.3 million.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

At December 31, 2016, the Company had total lease obligations of $15.9 million (December 31, 2015: $13.9 million).

COMMITMENTS AND CONTINGENCIES

The Company’s significant undiscounted commitments at December 31, 2016 are as follows:

				December 31,	December 31,
				2016	2015
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities	$129,170	$-	$-	$129,170	$99,748
Debt	-	35,000	-	35,000	35,000
Income tax payable	10,733	-	-	10,733	9,981
Lease and contractual agreements	8,696	7,250	-	15,946	9,477
Commitments(1)	116,684	6,797	-	123,481	85,230
Other non-current liabilities	-	24,917	-	24,917	5,674
Reclamation provision	-	1,039	98,234	99,273	69,401
	$265,283	$75,003	$98,234	$438,520	$314,511

(1)	Commitments to purchase equipment, services, materials and supplies.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities, debt and finance leases. The Company’s exposure to credit risk on its foreign currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland, Barbados, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

Currency Swap

Concurrent with the sale-leaseback agreement discussed in the “Cash Flow, Liquidity, Capital Resources and Other Information - Lease Obligation” section of this MD&A, a cross-currency swap (the “Currency Swap”) was entered into in the amount of $23.6 million at a fixed exchange rate of 2.96 Peruvian soles to one USD with quarterly instalments of principal and interest over a 3-year term. The changes in the fair value of the Currency Swap are recognized in the statement of operations as an unrealized gain or loss. On August 3, 2016, concurrent with the retirement of the La Ramada lease obligation, the currency swap was discharged for a total cost of $1.9 million. Refer to the “Highlights – La Ramada Sale-Leaseback” section of this MD&A.

RELATED PARTIES

Related party transactions

During the year ended December 31, 2016, the Company’s related parties included its subsidiaries, key management personnel, and Directors.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Key management personnel compensation

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. In addition to their salaries, key management personnel, including the Board of Directors, Officers and senior management, receive bonuses and also participate in the Company’s Share Plan.

Key management personnel compensation included in general administrative expenses is as follows:

	2016	2015
Short-term employee benefits(1)	$8,870	$10,397
Share-based payments	5,948	5,473
	$14,818	$15,870

(1)	Short-term employee benefits include salaries, bonuses and other annual employee benefits paid during the year.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset.

In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.

At December 31, 2016, the Company has estimated the present value of the future reclamation obligation arising from its activities to be $64.2 million (December 31, 2015: $39.5 million).

At December 31, 2016, the Company had letters of credit (“LOCs”) outstanding in the amount of $12.3 million and $2.4 million as partial guarantees of the La Arena and Shahuindo closure obligations as required by MEM. The LOCs were valid for one year with a renewal date of January 8, 2017. On January 13, 2017 the Company posted renewed LOCs under the same terms and totaling $12.5 million and $5.0 million for La Arena and Shahuindo, respectively.

At December 31, 2016, the Company had a bond outstanding in the amount of $5.7 million as partial guarantee of the Timmins mines closure obligations as required by the Ministry of Northern Development and Mines.

ASSET VALUATION

The Company assesses indicators of impairment on a quarterly basis for all CGUs and tests those CGUs for which indicators exist. Goodwill is tested at least annually or when there are indicators of impairment. The purpose of the impairment testing is to determine if the recoverable amount (fair value less costs of disposal (“FVLCD”)) of a CGU is greater than its carrying value.

The Company identified six CGUs which were assessed for indicators of impairment: Escobal, La Arena oxides, La Arena Sulfides, Shahuindo, Timmins Mines and the Timmins Exploration Potential. Discounted cash flow models were prepared, where applicable, using long-term prices for gold of $1,250/oz, silver of $17.50/oz and copper of $3.00/lb (2015: $1,200/oz, silver price - $18.75/oz and copper price $3.00/lb), discount rates between 6.5% and 8.75% (2015: 7.00%) depending on the development stage of the operation or project and currently enacted tax rates. In-situ values were used for the impairment testing of exploration potential. Based on the results, for the year ended December 31, 2016, management concluded that there was no impairment or reversal of prior impairment for any of the CGUs (2015: $99.0 million and $121.0 million non-cash pre-tax impairment on La Arena and Shahuindo, respectively).

There have been no events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company’s assets during the period subsequent to December 31, 2016.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

OUTSTANDING SHARE DATA

As at March 8, 2017, the Company had 311,736,296 issued and outstanding common shares, 3,002,643 issued and outstanding options and 463,000 issued and outstanding deferred share awards.

DIVIDENDS

The Company declared and paid dividends of $18.7 million and $69.4 during Q4 2016 and 2016, respectively (Q4 2015 and 2015: $13.6 million and $49.7 million, respectively), including $2.4 million and $2.4 million in share-based dividends, respectively. This increase in dividend payments over Q4 2015 and 2015 primarily relates to the additional shares outstanding as a result of the acquisition of Lake Shore Gold on April 1, 2016. The Company declared and paid dividends totaling $12.4 million during January and February 2017 (January and February 2016: $9.1 million) and declared and made payable dividends of $0.02 per share for the month of March 2017.

As a result of shareholder enrolment in the Dividend Reinvestment Plan effective October 2016, $2.4 million was reinvested for a total issuance of 256,747 common shares of the Company during Q4 2016. For the months of January and February 2017, $2.5 million was reinvested for a total issuance of 290,846 common shares of the Company.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS

Application of new and revised accounting standards effective January 1, 2016

The Company has evaluated the new and revised IFRS standards and has also expanded accounting policies as a result of the acquisition of Lake Shore Gold and has determined that there is no material impact on the consolidated financial statements upon adoption. These accounting standards are disclosed in note 4a) of the consolidated financial statements.

Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for 2016, and have not been applied in preparing the consolidated financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of: functional currency; forward market prices for quotational periods used in revenue recognition of provisional priced concentrate sales; asset carrying values, impairment charges of long-lived assets; Mineral Resources; the valuation of share-based payments; and amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Judgments

Commercial Production

In order to declare commercial production, a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and proceeds from the sale of concentrates and doré are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Functional Currency

The functional currency for each of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the United States dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the entity operates. If there is a change in events or conditions which determined the primary economic environment, the Company re-evaluates the functional currency for each of the subsidiary impacted.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.

The Company makes determinations whether development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Estimates

Revenue recognition

As is customary in the industry, revenue on provisionally priced concentrate sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced concentrate sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is included in concentrate revenue.

Estimated material in the mineral reserves

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators. NI 43-101 articulates the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. Management assesses the estimated mineral reserves and mineral resources used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of mineral reserves and mineral resources and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

Where commercial production has commenced but proven and probable reserves have yet to be established, the carrying amounts of the Company’s depletable mineral interests are depleted based on the mineable portion of measured and indicated resources.

Determination of Useful Lives

Plant and equipment other than mineral interests are depreciated using the straight-line method based on the specific asset’s useful life. Should the actual useful life of the plant or equipment vary from the initial estimation, future depreciation charges may change. Should the componentization of these like assets change, depreciation charges may vary materially in the future.

Impairment charges

At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the individual assets or CGUs. In such circumstances, some or all of the carrying value of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive income (loss).

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Reclamation provision and site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant environmental, legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated prospectively based on the available facts and circumstances.

Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, concentrate inventories, ore stacked on leach pads and ore in process. The estimates and assumptions include surveyed quantities of stockpiled ore, in-process volumes, contained metal content, recoverable metal content, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices. Changes in these estimates can result in changes to the carrying amounts of inventories and mine operating costs of future periods.

Deferred stripping costs

Stripping costs incurred during the production phase of a mineral property that relate to reserves and resources that will be mined in a future period are capitalized. The Company makes estimates of the stripping activity over the life of the component of reserves and resources which will be made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.

Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend yield and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

Business combinations

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

•	Estimates of mineral reserves, mineral resources and exploration potential acquired;
•	Future operating costs and capital expenditures;
•	Discount rates to determine fair value of assets acquired; and
•	Future metal prices and long-term foreign exchange rates.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

There are no matters at December 31, 2016 that are expected to have a material effect on the consolidated financial statements of the Company.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as at March 9, 2017.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

As at December 31, 2016, the Company’s design of ICFR included the controls, policies and procedures of Rio Alto, acquired on April 1, 2015.

In accordance with National Instrument 52-109 and Rule 13a-15as interpreted by the U.S. Securities and Exchange Commission, the design of ICFR excludes the controls, policies and procedures of Lake Shore Gold on the basis that not more than 365 days has passed since the acquisition date of April 1, 2016 (comparative period ending December 31, 2015 excluded the controls, policies and procedures of Rio Alto on the basis that not more than 365 days had passed since the acquisition date of April 1, 2015).

Management assessed the effectiveness of the Company’s ICFR as at December 31, 2016, based on the criteria set forth in the 2013 COSO Framework and concluded that, other than the limitation described above, the Company’s ICFR was effective and provided reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2016.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study dated November 5, 2014. Mineral Resources at January 1, 2017 are reported using a silver-equivalent cut-off grade of 130 g/t using metal prices of $22/oz silver, $1,325/oz gold, $1.00/lb lead and $0.95/lb zinc. Mineral Reserves at January 1, 2017 are reported using a cut-off grade calculated from the net smelter return value minus production costs using metal prices of $20/oz silver, $1,300/oz gold, $1.00/lb lead and $1.25/lb zinc. Mineral Resources and Mineral Reserves reported at January 1, 2017 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.

The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena mine is from La Arena Project, Peru Technical Report (NI 43-101) dated February 27, 2015. Oxide Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 0.10 g/t within a $1,400/oz gold pit shell. Sulfide Mineral Resources are reported at a copper cut-off grade of 0.12% within a $3.50/lb copper and $1,400/oz gold pit shell. Oxide Mineral Reserves are reported using gold cut-off grades of 0.15 g/t for planned 2017 production and 0.10 g/t for planned post-2017 production within a pit designed from a $1,200/oz gold pit shell. Sulfide Mineral Reserves are reported at a copper cut-off grade of 0.12% within a pit designed from a $3.00/lb copper and $1,200/oz gold pit shell. Oxide Mineral Resources and Mineral Reserves reported at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate effective July 1, 2016. Sulfide Mineral Resources and Mineral Reserves remain unchanged as reported in the aforementioned technical report.

The basis of the Mineral Resource and Mineral Reserve estimates for the Shahuindo mine is from Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016. Oxide Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 0.15 g/t within a $1,400/oz gold pit shell. Sulfide Mineral Resources are reported at a gold cut-off grade of 0.5 g/t. Oxide Mineral Reserves at January 1, 2017 are reported at gold cut-off grades of 0.25 g/t for planned 2017 and 2018 production and 0.18 g/t for planned post-2018 production within a pit designed from a $1,200/oz gold pit shell. Oxide Mineral Resources and Mineral Reserves at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate effective July 1, 2016. Sulfide Mineral Resources remain unchanged as reported in the aforementioned technical report.

The basis of the Mineral Resource and Mineral Reserve estimates for the Timmins West mine is from 43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada dated February 29, 2016. Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 1.5 g/t. Mineral Reserves at January 1, 2017 are reported using a gold cut-off grade of 2.0 g/t and a gold price of $1,250/oz. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015. Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 2.2 g/t. Mineral Reserves at January 1, 2017 are reported using a gold cut-off grade of 2.2 g/t and a gold price of $1,250/oz. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.

The Mineral Resource estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada dated November 17, 2011 for Lake Shore Gold Corp. The effective date of the Mineral Resource estimate is November 17, 2011. Indicated Mineral Resources reported used a gold cut-off grade of 0.5 g/t within an optimized $1,190/oz gold pit shell. Inferred Mineral Resources within an optimized $1,190/oz gold pit shell reported used a gold cut-off grade of 0.5 g/t; Inferred Mineral Resources outside of the optimized pit shell reported used a gold cut-off grade of 1.5 g/t.

The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario dated February 24, 2014. The effective date of the Mineral Resource estimate is February 24, 2014. Mineral Resources reported used a gold cutoff grade of 0.4 g/t.

The Mineral Resource estimate for the Gold River project is from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada dated April 5, 2012 with an effective date of January 17, 2012. Resources reported used a gold cut-off grade of 2.0g/t and gold price of $1,200/oz.

Technical terms used in this MD&A but not otherwise defined herein are as described in the Company’s AIF.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2017, 2018 and 2019 operations outlook and production guidance, including estimates related to gold and silver Mineral Reserves and Mineral Resources (including growing Mineral Reserves and/or Mineral Resources in Canada by two to four million ounces by 2020), production (including growing gold production to over half a million ounces in 2019 and to over 550,000 in 2020 through expansion of the Shahuindo mine to a capacity of 36,000 tpd by mid-2018 and through completion of the BC Shaft Project by mid-2018), total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; changes in Guatemalan, Peruvian and Canadian mining laws and regulations; changes to the tax dividend rates in Guatemala, Peru and Canada; the timing and results of court proceedings; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the anticipated timing of completion of the PEA for the La Arena Sulfides and Fenn-Gib projects; the timing of completion of the BC Shaft Project; the cost and timing of sustaining capital projects; the expectation of meeting production targets; the timing of the receipt of permits at Shahuindo; the availability and sufficiency of power and water for operations; the timing and cost of the design, procurement, and construction of the crushing and agglomeration circuit at Shahuindo, including the expected timeline for achieving 80% recovery for agglomerated ore; the timing for completion of the MSE pond and South dump at Shahuindo; the expectation that changes to the crushing and agglomeration circuit will result in slightly lower capital and operating costs at Shahuindo; and the expected commissioning of the dirty water pump station at Escobal in Q2 2017.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the timely receipt of permits and other approvals; the successful outcomes of consultations with First Nations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in the jurisdictions in which the Company operates; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with cyber security; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s AIF under the heading “Description of Our Business – Risk Factors”, available on SEDAR at www.sedar.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a more detailed discussion of risks and uncertainties affecting the Company, see the most recent AIF and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under the Company’s issuer profile at www.sedar.com.

Management’s Discussion and Analysis
For the Years Ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and Mineral Resource and Mineral Reserve information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.